Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

DYNAMICS RESEARCH CORPORATION

at

$11.50 Per Share

by

ENGILITY SOLUTIONS, INC.,

a wholly owned subsidiary of

ENGILITY CORPORATION,

a wholly owned subsidiary of

ENGILITY HOLDINGS, INC.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF THE DAY ON TUESDAY, JANUARY 28, 2014,

UNLESS THE OFFER IS EXTENDED.

Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”), a direct wholly owned subsidiary of Engility Corporation, a Delaware corporation (“Engility”), which is a direct wholly owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Holdings”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, including the associated rights to purchase Series B Preferred Stock, par value $0.10 per share (collectively, the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), at a purchase price of $11.50 per Share in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2013 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Engility, Purchaser and DRC. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into DRC (the “Merger”), following which the separate existence of Purchaser will cease and DRC will continue as a direct wholly owned subsidiary of Engility and an indirect wholly owned subsidiary of Holdings. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of DRC or owned by Engility or Purchaser, which shall automatically be cancelled and retired, and other than Shares with respect to which appraisal rights, if applicable, are properly exercised) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF DYNAMICS RESEARCH CORPORATION UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

The board of directors of DRC has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, DRC and its shareholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the shareholders of DRC accept the Offer and tender their Shares pursuant to the Offer and, if required, approve the Merger Agreement and the Merger.

This Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), the number of Shares of DRC that, when added to the Shares then owned by Engility and Purchaser, would represent at least a two-thirds majority of the fully diluted Shares at such time. The Offer is also subject to the satisfaction of certain other conditions as described in this Offer to Purchase. The Offer is not subject to any financing condition. See Introduction, Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations” for more details of terms and conditions of the Offer.

December 30, 2013

IMPORTANT

Any shareholder of DRC who holds Shares in such shareholder’s own name and desires to tender such Shares in the Offer should complete and sign the Letter of Transmittal accompanying this Offer to Purchase in accordance with the instructions therein, and deliver the Letter of Transmittal (together with the stock certificates representing all Shares to be tendered and all other required documents) to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or in lieu thereof, follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

Any shareholder of DRC who holds Shares in the name of a broker, dealer, commercial bank, trust company or other nominee and desires to tender such Shares in the Offer should request that such broker, dealer, commercial bank, trust company or other nominee tender such Shares in the Offer on the shareholder’s behalf.

Any shareholder of DRC who desires to tender Shares in the Offer, but whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

Questions and requests for assistance in connection with the Offer should be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be obtained at Purchaser’s expense from the Information Agent or from brokers, dealers, commercial banks, trust companies or other nominees that hold Shares.

A summary term sheet describing the principal terms of the Offer appears on pages 1 through 10 of this Offer to Purchase, but shareholders of DRC should read this entire Offer to Purchase carefully before deciding whether to tender Shares in the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this Offer to Purchase, and for a more complete description of the terms of this tender offer, you should read carefully this entire Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and the Letter of Transmittal provided with this Offer to Purchase. Section references are included, in some cases, to direct you to a more detailed description of the topics discussed in this summary term sheet. The information concerning DRC contained herein and elsewhere in this Offer to Purchase has been provided to Engility and Purchaser by DRC or has been taken from or is based upon publicly available documents or records of DRC on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Engility and Purchaser have not independently verified the accuracy and completeness of such information. Engility and Purchaser have no knowledge that would indicate that any statement contained herein relating to DRC provided to Engility and Purchaser or taken from or based upon such documents and records filed with the SEC is untrue or incomplete in any material respect.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “Purchaser,” “us,” “we” and “our” to refer to Engility Solutions, Inc. and, where appropriate, Engility Corporation and Engility Holdings, Inc. We use the term “Engility” to refer to Engility Corporation alone, the term “DRC” to refer to Dynamics Research Corporation, Inc. and the term “Holdings” to refer to Engility Holdings, Inc. We use the term “Offer” to refer to the offer described in this Offer to Purchase and the related Letter of Transmittal. We use the term “Shares” to refer to shares of common stock, including the associated Series B Preferred Stock Purchase Rights, of DRC that are the subject of the Offer. We use the term “Merger” to refer to the merger of Purchaser with and into DRC that will follow the consummation of the Offer. We use the term “Merger Agreement” to refer to the certain Agreement and Plan of Merger, dated as of December 20, 2013, by and among, Engility, Purchaser and DRC, as it may be amended from time to time.

Securities Sought	All issued and outstanding shares of common stock, par value $0.10 per share, including the associated rights to purchase shares of Series B Preferred Stock, par value $0.10 per share, of DRC.

Price Offered Per Share	$11.50 in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration Date	12:00 Midnight, New York City Time, at the end of the day on January 28, 2014.

Purchaser	Engility Solutions, Inc., a Massachusetts corporation, a direct wholly owned subsidiary of Engility Corporation, a Delaware corporation, which is a direct wholly owned subsidiary of Engility Holdings, Inc., a Delaware corporation.

DRC Board Recommendation	The board of directors of DRC has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, DRC and its shareholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the shareholders of DRC accept the Offer and tender their Shares pursuant to the Offer and, if required, approve the Merger Agreement and the Merger.

Who is offering to buy my Shares?

Engility Solutions, Inc. is offering to buy your shares. Engility Solutions, Inc. is a Massachusetts corporation formed for the purpose of making this Offer and a direct wholly owned subsidiary of Engility Corporation, a Delaware corporation, which is a direct wholly owned subsidiary of Engility Holdings, Inc., a Delaware corporation.

See the “Introduction” to this Offer to Purchase and Section 9 of this Offer to Purchase entitled “Certain Information Concerning Purchaser, Engility and Holdings.”

What are the classes and amounts of securities sought in the Offer?

We are offering to buy all of the outstanding Shares of common stock, $0.10 par value, including the associated rights to purchase Series B Preferred Stock, par value $0.10 per share, of DRC on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See the “Introduction” to this Offer to Purchase.

What are the associated preferred stock purchase rights?

The preferred stock purchase rights are rights to purchase Series B Preferred Stock of DRC, issued pursuant to DRC’s Rights Agreement, dated as of July 23, 2008, as amended. The preferred stock purchase rights were issued to all holders of DRC’s common stock, but currently are not represented by separate certificates or book-entries. Instead, your preferred stock purchase rights are represented by the certificates or book-entries for your Shares. A tender of your shares of common stock of DRC will include a tender of your associated preferred stock purchase rights.

How much are you offering to pay for my Shares?

We are offering to pay you $11.50 per Share (or any different amount per share that is paid in the Offer) in cash without interest thereon, less any required withholding taxes (the “Offer Price”).

Does the board of directors of DRC recommend that I tender my Shares?

The board of directors of DRC has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, DRC and its shareholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the shareholders of DRC accept the Offer and tender their Shares pursuant to the Offer and, if required, approve the Merger Agreement and the Merger.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes, we are making this Offer pursuant to the terms and conditions of an Agreement and Plan of Merger, dated as of December 20, 2013, by and among Engility, Purchaser and DRC. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into DRC, with DRC as the surviving corporation and wholly owned by Engility.

See the “Introduction” to this Offer to Purchase.

Why are you making this Offer?

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, DRC. If the Offer is successful, we intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, DRC will become a direct wholly owned subsidiary of Engility and an indirect wholly owned subsidiary of Holdings.

See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for DRC.”

Will I have to pay any fees or commissions if I tender my Shares?

If you hold your Shares directly as the registered owner, you will not have to pay brokerage fees or similar expenses in order to tender your Shares in the Offer.

If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders such Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the Shares?

Yes. We estimate that we will need approximately $130 million to purchase all of the Shares pursuant to the Offer and the Merger including the cost of paying all related fees and expenses, and we are also retiring an estimated $79.7 million of indebtedness of DRC at the closing of the Merger. We will have sufficient cash on hand or availability under our existing credit facilities at the expiration of the Offer to pay the Offer Price for all Shares that are tendered in the Offer. We expect to obtain the necessary funds from our existing cash on hand, availability under our existing credit facilities and cash proceeds of up to $150.0 million from the exercise of the accordion feature under our senior secured credit facility with Bank of America, N.A, as administrative agent. The Offer is not subject to any financing conditions.

See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares?

No. We do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we will have sufficient funds available to purchase all Shares validly tendered in the Offer and to purchase all Shares upon the completion of the Merger; and

•	if we consummate the Offer, we will acquire all remaining Shares, if any, held by shareholders other than Purchaser for the same cash price in the subsequent Merger.

See Section 10 of this Offer to Purchase entitled “Source and Amount of Funds.”

Is there a deadline for tendering my Shares?

You will have until 12:00 Midnight, New York City Time, on Tuesday, January 28, 2014 (which is the end of the day on Tuesday, January 28, 2014), to tender your Shares in the Offer, unless we extend the Offer.

If you cannot deliver everything that is required to validly tender your Shares by that time, you may be able to use a guaranteed delivery procedure to tender your Shares. The procedures for tendering your Shares by guaranteed delivery are described later in this Offer to Purchase.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” and Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

Under what circumstances would you extend the Offer?

We may choose (but are not required) to extend the Offer beyond Tuesday, January 28, 2014 for one (1) or more extension periods between two (2) and ten (10) business days each, if any of the Offer Conditions are not satisfied or waived (to the extent permitted in the Merger Agreement), in order to further seek to satisfy the Offer Conditions.

We are required to extend the Offer beyond Tuesday, January 28, 2014:

•	for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; or

•	if requested by DRC, for one (1) or more extension periods between two (2) and ten (10) business days if any of the Offer Conditions are not satisfied or waived (to the extent permitted in the Merger Agreement).

Notwithstanding the foregoing, we are not required to extend the Offer beyond 5:00 p.m., New York City time, on April 21, 2014; and the ability to extend the Offer does not restrict in any manner our right to terminate the Merger Agreement in accordance with its terms.

The “Minimum Tender Condition” is the condition that, at the scheduled expiration of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares, that, together with any outstanding Shares then owned by us, represent at least a two-thirds majority of the then outstanding fully diluted Shares.

We have also reserved the right to extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, following the time for acceptance of the tendered Shares. A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City Time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

What are the conditions to the Offer?

We will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares that are tendered in the Offer, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time) the following conditions have not been satisfied and continuing at such time:

•	the Minimum Tender Condition;

•	the condition that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or terminated (the “Regulatory Condition”) has not been satisfied;

•	there exists any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer, the Top-Up Option (as defined below) (in the event that the exercise of the Top-Up Option is necessary) or the Merger, or making the Merger, Offer or Top-Up Option (in the event that the exercise of the Top-Up Option is necessary) illegal; or there exists any suit, action or proceeding by a governmental entity related to the foregoing;

•	the representations and warranties of DRC with respect (i) capitalization (except for certain de minimus exceptions), (ii) the securities of certain subsidiaries, (iii) the absence of a Material Adverse Effect (as defined below), (iv) the payment of change in control payments, (v) disclosure regarding severance plans, (vi) anti-takeover laws not being applicable to the Shares or the Merger, (vii) the non-existence of any investment bank or brokerage or similar fees other than to SunTrust Robinson Humphrey (“SunTrust”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”), and (viii) the fairness opinions issued by SunTrust and Stifel (collectively, the “Specified Representations”) are true and correct in all respects;

•	the representations and warranties of DRC with respect to (i) DRC’s and DRC’s subsidiaries organization and qualification and (ii) the authority of DRC and approval of its board of directors to enter into the Merger Agreement and consummate the transaction (collectively, the “DRC Approval Representations”) are true and correct in all material respects;

•	other than the Specified Representations or DRC Approval Representations, any other representation or warranty being true and correct (disregarding all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Material Adverse Effect”), and the failure of such representation or warranty to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (as defined below);

•	any event, occurrence, development or state of circumstances, change, fact or condition shall have occurred since the date of the Merger Agreement that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect (as defined below);

•	on or prior to the Expiration Date of the Offer, DRC has not performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement and has not cured any such breach, failure to perform or noncompliance to our reasonable satisfaction;

•	DRC’s chief executive officer or other senior officer has failed to deliver to Engility a certificate as to the satisfaction by DRC of certain conditions specified in the Merger Agreement; or

•	the Merger Agreement has been terminated in accordance with its terms prior to the expiration of the Offer (all such conditions, the “Offer Conditions”).

See Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If we acquire at least 90% of the then outstanding Shares in the Offer or otherwise, we will be able to consummate the Merger as a “short-form” merger pursuant to Section 11.05 of the Massachusetts Business

Corporation Act (“MBCA”) without the approval of the DRC board of directors or DRC’s shareholders. Only in the event we fail to acquire at least 90% of the then outstanding shares of DRC common stock will DRC’s shareholders be required to adopt the Merger Agreement to consummate the Merger.

What is the Top-Up Option and when could it be exercised?

In order to facilitate the Merger, DRC has issued to us an irrevocable “top-up” option to acquire Shares directly from DRC (the “Top-Up Option”). The purpose of the Top-Up Option is to enable Engility and DRC to consummate the Merger using the “short-form” merger procedures available under the MBCA. Under the terms of the Top-Up Option, if, after our initial acceptance of Shares for payment pursuant to the Offer, we would not hold more than ninety percent (90%) of the outstanding Shares (after giving effect to the issuance of Shares pursuant to this exercise of the Top-Up Option), we have the right to acquire the lowest number of Shares that, when added to all other Shares then held by us (including Shares acquired in the Offer), would constitute one (1) more Share than the ninety-percent (90%) threshold, at a price that is equal to the price paid for Shares pursuant to the Offer. In no event, however, may we exercise this option to acquire a number of Shares in excess of DRC’s then authorized and unissued Shares.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Top-Up Option Following Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the broker, dealer, commercial bank, trust company or other nominee that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares for more details.

If you are unable to deliver the documents or instruments that are required to tender your Shares to the Depositary for the Offer, by the expiration of the Offer, you may have a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.”

May I withdraw previously tendered Shares?

You may withdraw any previously tendered Shares at any time prior to 12:00 Midnight, New York City Time, on Tuesday, January 28, 2014 (which is the end of the day on Tuesday, January 28, 2014), or such later date as the Offer may be extended, and, unless accepted for payment pursuant to the Offer, you may also withdraw any previously tendered Shares at any time after the date that is sixty (60) days from the date of this Offer to Purchase.

If we provide for a “subsequent offering period,” however, you will not be able to withdraw any Shares that you previously tendered in the Offer or any of the Shares that you tender during the subsequent offering period.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary, while you still have the right to withdraw the Shares.

If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee that tendered your Shares to arrange for the withdrawal of your Shares.

See Section 4 of this Offer to Purchase entitled “Withdrawal Rights.”

If I decide not to tender my Shares, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into DRC and all then outstanding Shares, if any, held by shareholders other than Purchaser will be cancelled and converted into the right to receive the Offer Price.

If the Merger is consummated, DRC shareholders (other than Engility, Purchaser or any of its subsidiaries) who do not tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that you will be paid earlier if you tender your Shares in the Offer. Appraisal rights will not be available to you if you tender Shares in the Offer. See Section 17 of this Offer to Purchase entitled “Appraisal Rights.”

If the Offer is consummated but the Merger is not consummated, however, the number of DRC shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, no public trading market at all) for the Shares. Also, as described below, DRC may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 7 of this Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration.”

If you do not complete the Offer, will you nevertheless complete the Merger?

In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties may seek to complete the Merger without the prior completion of the Offer. In that case, the consummation of the Merger would be subject to conditions similar to the Offer Conditions, other than the inapplicability of the Minimum Tender Condition and the addition of a condition that shareholders have adopted the Merger Agreement and approved the Merger.

If we do not complete the Offer, DRC has agreed, if we so request, to hold a meeting of its shareholders to consider and vote on the adoption of the Merger Agreement and will separately mail a proxy statement related to that shareholder meeting to holders of record of Shares as of the record date for the shareholder meeting. We are not asking you to take any action with respect to the Merger at this time.

See Section 12 “Purpose of the Offer; The Merger; Plans for DRC.”

Have any DRC shareholders already agreed to tender their Shares into the Offer or to otherwise support the Offer?

In order to induce us to enter into the Merger Agreement, certain directors and executive officers of DRC, including John S. Anderegg, Jr., James P. Regan and David Keleher, entered into tender and voting agreements with Engility concurrent with the execution and delivery of the Merger Agreement. Shares held by these shareholders that are eligible to be tendered into the Offer represent, in the aggregate, approximately 1,089,826 (or 10.3%) of the Shares outstanding on December 20, 2013, the date of the Merger Agreement. Subject to the terms and conditions of these tender and voting agreements, such shareholders agreed, among other things, to tender their Shares in the Offer and, if required, to vote their Shares in favor of adoption of the Merger Agreement.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Tender and Voting Agreements.”

If the Offer is consummated, will DRC remain a public company?

Following the consummation of the Offer, we will complete the Merger if and when the conditions to the Merger are satisfied. If the Merger is consummated, DRC no longer will be publicly owned. Even if the Merger is not consummated, following the consummation of the Offer:

•	there may not be a public trading market for the Shares; and

•	DRC may cease making filings with the SEC or otherwise cease being required to comply with the rules relating to publicly held companies because we intend to and will cause DRC to apply for termination of registration of the Shares under the Exchange Act after the completion of the Offer as soon as the requirements for such delisting and termination are met.

See Section 7 of this Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration.”

Will I have appraisal rights in connection with the Offer?

You do not have appraisal rights as a result of the Offer.

Moreover, you may not have appraisal rights if the Merger is consummated following consummation of the Offer. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights and rights to obtain the payment of the fair value of their shares in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the shareholders and certain other conditions are met. We believe such exception applies. In addition, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Merger, any DRC shareholder believing it is entitled to appraisal rights and rights to obtain the payment of the fair value of their shares and wishing to perfect such right should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which set forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA may result in the loss of any such rights to which such shareholder otherwise may be entitled. In light of the complexity of Part 13 of the MBCA, any DRC shareholders wishing to pursue such rights with respect to the Merger should consult their legal advisors. See Section 17 “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On December 20, 2013, the last full day of trading before the public announcement of the Merger Agreement, the reported closing price of DRC’s common stock was $7.25 per share. As of December 20, 2013, the Offer Price represented a premium of approximately seventy percent (70%) over the most recent six (6) month average closing price of DRC’s common stock. On December 26, 2013, the second to last full day of trading before the commencement of the Offer, the closing price of DRC’s common stock reported was $11.46 per share. We encourage you to obtain a recent quotation for shares of DRC’s common stock in deciding whether to tender your Shares.

See Section 6 of this Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares.”

Can holders of vested DRC options participate in the Offer? What happens to my DRC options in the Offer?

No. The Offer is made only for Shares and is not made for any stock options to purchase Shares (“Options”). If you hold vested but unexercised Options and you wish to participate in the Offer, you must exercise your vested Options in accordance with the terms of the plan such Options were granted under and tender the Shares received upon such exercise in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, each outstanding Option under any employee stock option or compensation plan or arrangement of DRC that is outstanding immediately prior to the effective time of the Merger, whether or not then exercisable, shall be cancelled and the holder shall be entitled only to the right to receive, without any interest thereon, an amount in cash payable at the time of cancellation of such Option equal to the product of (A) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share multiplied by (B) the number of Shares subject to such Option, subject to any applicable tax withholding. However, since all outstanding Options have an exercise price below the Offer Price, all Options will be terminated for no consideration upon the consummation of the Merger in accordance with the terms of each applicable equity incentive plan.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Treatment of Options.”

What will happen to my DRC restricted shares in the Offer and the Merger?

The Offer is made only for unrestricted Shares. No shares of DRC restricted stock will be eligible to be tendered in the Offer. However, each outstanding restricted share will automatically become fully vested and free of any forfeiture restrictions at the effective time of the Merger, and DRC will take all necessary or appropriate action, including obtaining any required consents or amendments to DRC’s equity incentive plans or award agreements, to permit holders of outstanding restricted shares to be treated in the Merger on the same terms and conditions as all other holders of unrestricted Shares.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents; Treatment of Restricted Stock.”

Are there any compensation arrangements between Engility and DRC’s directors and officers?

James P. Regan, DRC’s Chairman, President and Chief Executive Officer, entered into a consulting agreement with Engility (the “Consulting Agreement”) on December 20, 2013. Under the Consulting Agreement, Engility engaged Mr. Regan, subject to and as of the closing of the Merger, to advise our Chief Executive Officer on strategic matters and provide such other transitional and consulting services as may be reasonably requested by our Chief Executive Officer from time to time. Mr. Regan will be paid an annual fee of $300,000 for his services under the Consulting Agreement, payable in twenty-six (26) equal installments on a bi-weekly basis in arrears. As partial consideration for the Consulting Agreement, Mr. Regan agrees he will not, for a period of one year from the commencement of his services for us (i) engage in any outside business activities that compete or appear to compete with the interests of Engility or its related entities, (ii) solicit the business of any current or prospective customer for any company that competes with Engility, nor (iii) solicit any employee of Engility or its subsidiaries to terminate his or her employment or work for any company which provides services materially similar to the business of Engility. The Consulting Agreement expires in accordance with its terms on the twelve-month anniversary of the closing of the Merger.

On December 20, 2013, DRC entered into letter agreements with David Keleher, Senior Vice President, Chief Financial Officer and Treasurer of DRC, and Helen E. Tsingos, Chief Legal Officer of DRC, providing for certain special bonuses contingent upon a successful closing of the Merger and continued employment in good standing by DRC of such officer at the closing of the Merger. If earned, Mr. Keleher would be entitled to a maximum bonus of $600,000 and Ms. Tsingos would be entitled to a maximum of $100,000, in each case less applicable federal, state and local tax and withholdings. Any such amount would be payable one-half within five (5) business days after the closing of the Merger, and one-half upon the six (6) month anniversary of the Merger, provided that the second payment would become payable if, following the closing of the Merger but before the six (6) month anniversary, Mr. Keleher or Ms. Tsingos is involuntarily separated from service of DRC or its successor or separates voluntarily due to good reason.

See Section 13 of this Offer to Purchase entitled “The Transaction Documents.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

In general, a shareholder that is a U.S. Holder (as defined in Section 5 of this Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences”) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. If the Shares sold or exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum U.S. federal income tax rate of twenty percent (20%) under current law if the Shares were held for more than one year, and if held for one year or less such capital gains will be subject to tax at ordinary income tax rates. Capital losses may be subject to limits on deductibility. Additionally, shareholders who are individuals with adjusted gross income in excess of certain thresholds are subject to a three and eight-tenths percent (3.8%) tax on all or a portion of their “net investment income,” which includes gains recognized upon a disposition of stock.

For more information, see Section 5 of this Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences.”

We recommend that you consult your own tax advisors as to the particular tax consequences to you of the Offer and the Merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws.

Whom should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the information agent for the Offer, at (212) 929-5500 (call collect) or (800) 322-2885 (toll free), or e-mail at tenderoffer@mackenziepartners.com. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Common Stock of Dynamics Research Corporation:

INTRODUCTION

Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”), a direct wholly owned subsidiary of Engility Corporation, a Delaware corporation (“Engility”), which is a direct wholly owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Holdings”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.10 per share, including the associated rights to purchase Series B Preferred Stock, par value $0.10 per share (collectively, the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), at a purchase price of $11.50 per Share in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we,” and “our” to refer to Purchaser and, where appropriate, Engility and Holdings.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2013 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Engility, Purchaser and DRC. Purchaser is a corporation newly formed by Engility and Holdings in connection with the acquisition of DRC. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to certain conditions of the Merger Agreement, Purchaser will be merged with and into DRC (the “Merger”), and DRC will continue as the surviving corporation (the “Surviving Corporation”) and be a direct wholly owned subsidiary of Engility. The Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by shareholders of DRC, if such approval is required by applicable law. See Section 12 of this Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for DRC.” At the effective time of the Merger, each outstanding Share (other than Shares owned by us, which shall automatically be cancelled and retired, and other than Shares with respect to which appraisal rights and rights to obtain the payment of the fair value of the shares, if applicable, are properly perfected) will be cancelled and converted automatically into and become the right to receive $11.50 per Share (or any different amount per Share that is paid in the Offer) in cash without interest thereon, less any required withholding taxes (the “Offer Price”). The Merger Agreement is more fully described in Section 13 of this Offer to Purchase entitled “The Transaction Documents,” which also contains a discussion of the treatment of stock options and other DRC equity awards.

Tendering shareholders who are record holders of their Shares and tender directly to the American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser or Engility will pay all charges and expenses of the Depositary, and MacKenzie Partners, Inc. (the “Information Agent”) for their respective services in connection with the Offer and the Merger. See Section 18 entitled “Fees and Expenses” of this Offer to Purchase.

The board of directors of DRC (the “DRC Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, DRC and its shareholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the shareholders of DRC accept the Offer and tender their Shares pursuant to the Offer and, if required, approve the Merger Agreement and the Merger.

A more complete description of the reasons for the DRC Board authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are set forth in the

Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to DRC’s shareholders in connection with the Offer. DRC shareholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

DRC has advised Parent that SunTrust Robinson Humphrey, Inc. (“SunTrust”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”), DRC’s financial advisors, rendered their opinions to the DRC Board to the effect that, as of December 20, 2013, and based upon and subject to the qualifications and assumptions set forth therein, the consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinions of SunTrust and Stifel, each dated as of December 20, 2013, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, will be attached as annexes to the Schedule 14D-9 to be filed with the SEC and mailed to DRC’s shareholders together with this Offer to Purchase. SunTrust and Stifel provided their opinions for the information and assistance of the DRC Board in connection with its consideration of the Offer and the Merger. The opinions of SunTrust and Stifel do not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

This Offer is conditioned upon, among other things, the condition that, at the scheduled expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares, that, together with any outstanding Shares then owned by Engility and Purchaser, represents at least a two-thirds majority of the fully-diluted Shares at that time (the “Minimum Tender Condition”).

DRC has represented that as of December 19, 2013 there were 10,521,836 (including restricted shares) Shares issued and outstanding, and there were outstanding stock options to purchase 70,500 Shares and 104,619 outstanding restricted shares. Neither Engility nor Purchaser currently beneficially owns any Shares except insofar as the Tender and Voting Agreements described in Section 13 of this Offer to Purchase entitled “The Transaction Documents; Tender and Voting Agreements” may be deemed to constitute beneficial ownership. Engility and Purchaser disclaim such beneficial ownership. Based on the foregoing, as of December 19, 2013 Purchaser believes that approximately 7,032,220 Shares must be validly tendered and not validly withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied, assuming no additional Share issuances by DRC (including pursuant to option exercises and the settlement of restricted shares). Shares held by certain of DRC’s directors and executive officers that are eligible to be tendered in the Offer represent, in the aggregate, approximately 10.3% of DRC’s outstanding Shares as of December 20, 2013, and these directors and officers have agreed to tender their Shares into the Offer pursuant to the Tender and Voting Agreement (as defined below). See Section 1 of this Offer to Purchase entitled “Terms of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 of this Offer to Purchase entitled “Withdrawal Rights.” The term “Expiration Date” means 12:00 Midnight, New York City Time, on Tuesday January 28, 2014 (which is the end of the day on Tuesday January 28, 2014) (the “Scheduled Expiration Date”), unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

In the Merger Agreement, Purchaser has agreed that it may (but is not required to) extend the Offer beyond the Scheduled Expiration Date for one (1) or more successive extension periods of up to between two (2) and ten (10) business days each, if any of the Offer Conditions are not satisfied or waived as of any then scheduled expiration of the Offer, in order to further seek to satisfy the Offer Conditions (as defined below).

In the Merger Agreement, Purchaser has agreed that it will be required to extend the Offer beyond the Scheduled Expiration Date:

•	for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; or

•	for one (1) or more extension periods between two (2) and ten (10) business days, with the length of such period determined by Purchaser, if any of the Offer Conditions are not satisfied or waived (to the extent permitted in the Merger Agreement) and if requested by DRC.

Notwithstanding the foregoing, Purchaser is not required to extend the Offer beyond 5:00 p.m., New York City time, on April 21, 2014 (the “Outside Date”); and the ability to extend the Offer does not restrict in any manner the right of Engility to terminate the Merger Agreement in accordance with its terms.

After the time at which the Offer Conditions are met (after giving effect to any applicable extensions of the Offer), Purchaser also may (but is not required to) extend the Offer for a subsequent offering period (a “Subsequent Offering Period”), and one or more extensions thereof, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for an aggregate duration of not less than three (3) business days nor more than twenty (20) business days (but not beyond the Outside Date). There can be no assurance that Purchaser will exercise its right to extend the Offer.

The “Minimum Tender Condition” is the condition that, at the scheduled expiration of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares, that, together with any outstanding Shares then owned by Engility and Purchaser, represents more than two-thirds of the then outstanding fully-diluted Shares.

The “Regulatory Condition” is the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Purchaser has also agreed in the Merger Agreement that, without the prior written consent of DRC, it will not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) waive or amend the Minimum Condition, (v) amend the Offer (other than the Minimum Condition) in a manner that adversely impacts DRC’s shareholders in any respect, (vi) impose conditions to the Offer that are in addition to the Offer Conditions, or (vii) extend the Offer in any manner other than pursuant to and in accordance with the terms of the Merger Agreement.

The Offer is conditioned upon satisfaction of the Minimum Tender Condition. The Offer also is subject to other terms and conditions. See Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations.” Purchaser believes that approximately 7,032,220 Shares must be validly tendered and not validly withdrawn prior to the expiration of the Offer in order for the Minimum Tender Condition to be satisfied, assuming no additional Share issuances by DRC (including pursuant to option exercises and the settlement of restricted stock units).

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares that are tendered in the Offer, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares that are tendered in the Offer, in the event that at or prior to the scheduled expiration of the Offer (as it may be extended from time to time): (i) the Minimum Tender Condition has not been satisfied; or (ii) the Regulatory Condition has not been satisfied; or (iii) there exists any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer, the Top-Up Option (as defined below) (in the event that the exercise of the Top-Up Option is necessary) or the Merger, or making the Merger, Offer or Top-Up Option (in the event that the exercise of the Top-Up Option is necessary) illegal, or there exists any suit, action or proceeding related to the foregoing; or (iv) the representations and warranties of DRC with respect to (A) capitalization (except for certain de minimus exceptions), (B) the securities of certain subsidiaries (C) the absence of a Material Adverse Effect (as defined below), (D) the payment of change in control payments, (E) disclosure regarding severance plans, (F) anti-takeover laws not being applicable to the Shares or the Merger, (G) the non-existence of any investment bank or brokerage or similar fees other than to SunTrust Robinson Humphrey (“SunTrust”) and Stifel, Nicolaus & Company, Incorporated (“Stifel”), and (F) the fairness opinions issued by SunTrust and Stifel (collectively, the “Specified Representations”) are not true and correct in all respects; or (v) the representations and warranties of DRC with respect to (A) DRC’s and DRC’s subsidiaries organization and qualification, (B) the authority of DRC and approval of its board of directors to enter into the Merger Agreement and consummate the transaction (collectively, the “DRC Approval Representations”) are not true and correct in all material respects; or (vi) other than the Specified Representations or DRC Approval Representations, any other representation or warranty not being true and correct (disregarding all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Material Adverse Effect”), and the failure of such representation or warranty to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; or (vii) any event, occurrence, development or state of circumstances, change, fact or condition shall have occurred since the date of the Merger Agreement that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect (as defined below); or (viii) on or prior to the Expiration Date of the Offer, DRC has not performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under Merger Agreement and has not cured any such breach, failure to perform or noncompliance to Engility’s reasonable satisfaction; or (ix) DRC’s chief executive officer or other senior officer has failed to deliver to Engility a certificate as to the satisfaction by DRC of certain conditions specified in the Merger Agreement; or (x) the Merger Agreement has been terminated in accordance with its terms prior to the expiration of the Offer (all such conditions, the “Offer Conditions”).

See Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations.”

Purchaser’s right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any condition to the Offer (other than the Minimum Tender Condition), increase the Offer Price or amend the Offer in any respect. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. As of the date of this Offer to Purchase, the Purchaser has no intention to increase the Offer Price.

Any extension of the period during which the Offer is open, or delay in the acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act (which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business-day period is generally required to allow for adequate dissemination to shareholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City Time.

DRC has provided Purchaser with DRC’s list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of shareholders or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 1 entitled “Terms of the Offer” and Section 15 entitled “Conditions to Purchaser’s Obligations” of this Offer to Purchase. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company (“DTC”), pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares,” (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees (unless, in the case of a book-entry transfer, an Agent’s Message (as defined below) is utilized), and (iii) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering shareholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations,” the Depositary, nevertheless, on behalf of Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 of this Offer to Purchase entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Purchaser by reason of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer to DTC, such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.

3.	Procedure for Tendering Shares.

Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted. Delivery of documents to DTC does not constitute delivery to the Depositary.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through book-entry at DTC, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent’s Message in the case of a book-entry delivery, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Signature Guarantee. Signatures on the Letter of Transmittal need not be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act), by a member firm of the New York Stock Exchange, by a commercial bank or trust company having an office or correspondent in the United States or by any other “Eligible Guarantor Institution,” as defined in Rule 17Ad-15 under the Exchange Act (collectively, “Eligible Institutions”), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) as noted in the following sentence. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for unpurchased Shares are to be issued or returned, to a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1, 2, 3 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder’s certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares nevertheless may be tendered if such tender complies with all of the following guaranteed delivery procedures:

(i) the tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

(iii) the certificates representing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within 3 trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and sole risk of the tendering shareholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation), and (ii) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal (or, as applicable, an Agent’s Message).

Backup Federal Income Tax Withholding. To prevent federal income tax backup withholding with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each shareholder must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or by otherwise certifying such shareholder’s exemption from backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Shareholders who are not U.S. citizens or U.S. resident aliens should complete a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United

States Tax Withholding, included as part of the Letter of Transmittal, or other Form W-8 if applicable to provide the information and certification necessary to avoid backup withholding. See Instruction 4 set forth in the Letter of Transmittal.

Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering shareholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer (other than as prohibited by the Merger Agreement, as described in Section 1 of this Offer to Purchase entitled “Terms of the Offer”) or any defect or irregularity in the tender of any Shares. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions to the Letter of Transmittal) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as the attorneys-in-fact and proxies of such shareholder, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after December 30, 2013), including, without limitation, the right to vote such Shares in such manner as such attorney-in-fact and proxy or his substitute, in his sole discretion, shall deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the shareholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole judgment deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer as well as the tendering shareholder’s representation and warranty that (i) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender, the person so tendering (x) has a net long position equal to or greater than the amount of (A) Shares tendered or (B) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise, and (y) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after the date that is

60 days from the date of the Offer to Purchase; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. If all conditions to the Offer have been met or waived, Purchaser must pay for all shares tendered and immediately accept and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If the purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an eligible institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares,” any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering shareholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of this Offer to Purchase.

5.	Material U.S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or are exchanged for cash in the Merger (including pursuant to the exercise of appraisal rights). This discussion does not address any other aspect of U.S. federal taxation or any aspect of state, local or foreign taxation. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations, such as insurance companies, tax-exempt organizations, or to persons holding Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, or whose functional currency is not the U.S. dollar.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors. The material U.S. federal income tax consequences set forth below are based upon current law. Because individual circumstances may differ, each holder of Shares should consult such holder’s own tax advisor to determine the applicability of the rules discussed below to such shareholder and the particular tax effects of the Offer and the Merger to such shareholder, including the application and effect of U.S. federal, state, local, foreign and other tax laws.

Consequences of the Offer and the Merger to U.S. Holders. The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder’s adjusted income tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In general, capital gains recognized by an individual will be subject to (a) a maximum United States federal income tax rate of twenty percent (20%) if the Shares were held for more than one year, and (b) ordinary income tax rates if held for one year or less. Capital losses may be subject to limits on deductibility. Additionally, certain U.S. holders who are individuals, trusts, or estates with adjusted gross income in excess of certain thresholds are subject to a three and eight-tenths percent (3.8%) tax on all or a portion of their “net investment income,” which includes gains recognized upon a disposition of stock.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•	your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), and in that event (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of a Substitute Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on that gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•	you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, and in that event you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during that year).

Payments in connection with the Offer or the Merger may be subject to “backup withholding” at a twenty-eight percent (28%) rate. See Section 3 of this Offer to Purchase entitled “Procedure for Tendering Shares.” Backup withholding generally applies if the shareholder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, or (c) fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the shareholder is not subject to backup withholding. Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Corporations are not subject to backup withholding. Each shareholder should consult with such holder’s own tax advisor as to such holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption. U.S.

holders should complete and submit the Substitute Form W-9 included in the Letter of Transmittal. Non-U.S. holders should complete the Form W-8BEN included in the Letter of Transmittal (or other Form W-8, if applicable) in order to avoid backup withholding.

6.	Price Range of Shares; Dividends on the Shares.

The Shares currently trade on the NASDAQ Global Market (“Nasdaq”) under the symbol “DRCO.” The following table sets forth the high and low closing sales prices per Share for the periods indicated, as reported in published financial sources.

	High	Low
Year Ended December 31, 2011:
First Quarter	$16.94	$13.10
Second Quarter	16.35	12.14
Third Quarter	14.84	8.83
Fourth Quarter	11.47	7.41
Year Ended December 31, 2012:
First Quarter	$11.79	$9.12
Second Quarter	9.73	5.68
Third Quarter	6.95	5.41
Fourth Quarter	6.98	5.10
Year Ended December 31, 2013:
First Quarter	$7.30	$5.71
Second Quarter	5.91	4.91
Third Quarter	7.60	5.28
Fourth Quarter (through December 20, 2013)	7.52	7.14

On December 20, 2013, the last full day of trading before the public announcement by DRC of its execution of an agreement with Engility and Purchaser to acquire DRC at a price of $11.50 per share, the last reported sale price of DRC’s common stock was $7.25 per share. As of December 20, 2013, the Offer Price represented a seventy percent (70%) premium over DRC’s most recent six (6) month average closing price. On December 26, 2013, the second to last full day of trading before the commencement of the Offer, the closing price of DRC’s common stock reported was $11.46 per share. Shareholders are urged to obtain current market quotations for the Shares and to review all information received by them from DRC, including the materials referred to in Section 8 entitled “Certain Information Concerning DRC” of this Offer to Purchase.

DRC has not declared or paid any cash dividends on its common stock in the past five years. Pursuant to the Merger Agreement, DRC has agreed not to declare, pay or set aside any dividend or other distribution in respect of its capital stock other than cash dividends made by any direct or indirect wholly owned subsidiary of DRC to DRC or one of its subsidiaries.

7.	Effect of Offer on Listing, Market for Shares and SEC Registration.

Market for Shares. The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by shareholders other than Purchaser. Engility and Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. The extent of the public market for Shares and the availability of quotations reported in the over-the-counter market depend upon the number of shareholders holding the Shares, the aggregate market value of the Shares remaining at such time, the interest of maintaining a market in the Shares on the part of any securities firms and other factors.

Registration Under Exchange Act. The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by DRC to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by DRC to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings and the related requirement to furnish an annual report to shareholders and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to the Shares. DRC would also no longer be required to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act. In addition, “affiliates” of DRC and persons holding “restricted securities” of DRC may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”), as amended, and the rules and regulations promulgated thereunder. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing on Nasdaq. We intend to seek to cause DRC to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. If registration of the Shares is not terminated prior to the Merger, then we intend to terminate the registration of the Shares under the Exchange Act upon consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning DRC.

The summary information set forth below is qualified in its entirety by reference to DRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and other public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Neither Holdings, Engility nor Purchaser has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue in any material respect. However, none of Holdings, Engility or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning DRC, whether furnished by DRC or contained in such documents and records, or for any failure by DRC to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Engility or Purchaser as of the date hereof.

General. DRC began operations in 1955. Its principal executive offices are located at Two Tech Drive, Andover, Massachusetts, 01810, its telephone number is (978) 289-1500 and its website address is www.drc.com. DRC’s common stock is listed on Nasdaq under the symbol “DRCO” and the Shares are registered under the Exchange Act. DRC provides technology and management consulting solutions focused on driving performance, process and results for government clients. DRC maintains more than 25 offices nationwide with major offices in Andover, Massachusetts and the Washington, D.C. region. DRC has approximately 1,100 employees located throughout the United States.

Certain Unaudited Financial Projections of DRC. DRC does not as a matter of course make public projections as to future performance, earnings or other results. However, DRC provided an unaudited financial forecast covering the years ending December 31, 2013 through 2017 (the “Financial Forecast”) to the Offerors and to SunTrust and Stifel for use in connection with the rendering of their respective fairness opinions. A summary of the Financial Forecast is set forth below.

The Financial Forecast does not reflect any of the effects of the transaction contemplated by the Offer or the Merger, or any other changes that may in the future affect DRC or its assets, business, operations, properties, policies, corporate structure, capitalization and management, including as a result of the Merger Agreement or the transactions contemplated thereunder.

The Financial Forecast was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. Neither DRC’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Financial Forecast, nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability.

Furthermore, the Financial Forecast:

•	while presented with numerical specificity, necessarily is based on numerous assumptions, many of which are beyond DRC’s control, including industry performance, sales volume generated by DRC’s customers, general business, economic, regulatory, market and financial conditions, as well as matters specific to DRC’s business, and may not prove to have been, or may no longer be, accurate;

•	reflects assumptions as to certain business decisions that are subject to change;

•	does not necessarily reflect revised or updated prospects for DRC’s business, changes in general business, economic, regulatory, market and financial conditions, changes in generally accepted accounting principles during the periods covered by the Financial Forecast or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Forecast was prepared; and

•	is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below.

Because the Financial Forecast covers multiple years, such information by its nature becomes less reliable with each successive year. The reliability of the Financial Forecast is also negatively affected by the currently high level of market uncertainty and the potential margin impacts from the highly competitive pricing environment in DRC’s industry.

The inclusion of the summary of the Financial Forecast in this Offer to Purchase should not be regarded as an indication that any of DRC or its affiliates or representatives considered or consider the Financial Forecast to be predictive of actual future events, and the Financial Forecast should not be relied upon as such. None of DRC or its affiliates or representatives can give you any assurance that actual results will not differ from the Financial Forecast, and none of them undertakes any obligation to update or otherwise revise or reconcile the Financial Forecast to reflect circumstances existing after the date the Financial Forecast was generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the Financial Forecast are shown to be in error. DRC does not intend to make publicly available any update or other revisions to the Financial Forecast.

The summary of the Financial Forecast should be read together with the historical financial statements of DRC, which may be obtained from DRC’s periodic reports filed with the SEC, and in light of the above mentioned assumptions and uncertainties. The Financial Forecast constitutes a “forward-looking statement” as described in Item 8 of this Offer to Purchase, and is subject to the additional risks and uncertainties described therein.

In light of the foregoing factors and the uncertainties inherent in the Financial Forecast, shareholders are cautioned not to place undue, if any, reliance on the summary of the Financial Forecast appearing below.

The summary of the Financial Forecast is set forth in the following table. The summary of the unaudited Financial Forecast set forth below is not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender Shares into the Offer, but is included because the unaudited prospective Financial Forecast was provided by DRC to Purchaser, Engility, Holdings and their advisors:

Financial Forecast Summary

(dollars in millions)

	E2013	E2014	E2015	E2016	E2017
Revenue	$275.9	$269.0	$286.8	$306.4	$326.0
Direct Costs	172.3	169.2	181.7	194.6	207.0
Direct Margin	103.6	99.8	105.1	111.8	119.8
% of Revenue	37.5%	37.1%	36.6%	36.5	36.7%
Provisions and Amortization	5.2	5.3	4.6	4.0	3.2
Indirect Costs	81.2	75.9	78.8	83.1	86.7
Operating Income	17.1	18.6	21.7	24.8	30.0
% of Revenue	6.2%	6.9%	7.6%	8.1%	9.2%
Interest Expense, Net	8.2	4.8	3.4	2.3	1.5
Other Income, Net	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Profit Before Taxes and Unusual Items	9.1	14.0	18.5	22.7	28.7
Income Taxes	3.7	5.7	7.5	9.2	11.7
Net Income Before Unusual Items	5.4	8.3	11.0	13.4	17.0
Unusual Items:
Accelerated Unamortized Financing Costs	—	3.6	—	—	—
Sub Debt Make Whole & Call Payments	—	1.3	—	—	—
Income Taxes on Unusual Items	—	(2.0)	—	—	—
Unusual Items, Net of Income Taxes	—	2.9	—	—	—
Net Income	5.4	5.4	11.0	13.4	17.0
Adjusted EBITDA	24.6	26.4	28.8	31.6	35.9
% of Revenue	8.9%	9.8%	10.0%	10.3%	11.0%

DRC also provided the following reconciliation of Adjusted EBITDA to the Net Income amount set forth in the Financial Forecast above:

	E2013	E2014	E2015	E2016	E2017
ADJUSTED EBITDA CALCULATION
Unadjusted Net Income	$5.4	$5.4	$11.0	$13.4	$17.0
Interest (Income) / Expense	8.2	4.8	3.4	2.3	1.5
Taxes	3.7	3.7	7.5	9.2	11.7
Accelerated Unamortized Financing Costs	—	3.6	—	—	—
Sub Debt Make Whole & Call Payments	—	1.3	—	—	—
Depreciation and Amortization	7.4	6.8	5.9	4.9	3.8
Stock Compensation Expense	0.5	1.5	1.6	1.7	1.8
Non-Cash Items	(0.7)	(0.7)	(0.7)	—	—
Adjusted EBITDA	24.6	26.4	28.8	31.6	35.9

Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization, as further adjusted in the table above. Adjusted EBITDA is not a financial measure pursuant to U.S. generally accepted accounting principles (“GAAP”). DRC does not routinely report Adjusted EBITDA. Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not reflect DRC’s cash capital expenditures, or future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on indebtedness; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

You should not consider Adjusted EBITDA as an alternative to DRC’s financial measures determined in accordance with GAAP as set forth in its periodic reports filed with the SEC. Moreover, other companies in DRC’s industry may calculate Adjusted EBITDA differently.

In addition to the Financial Forecast, DRC provided the Offerors, SunTrust and Stifel additional projections concerning:

•	potential real estate cost savings of $3.5 million that could be realized by 2015 from the termination of leases for or subletting of underutilized facilities;

•	estimated tax benefits from the amortization of goodwill and amortization attributable to DRC’s prior acquisitions and which are not impacted by a change in control, which tax benefits were estimated using an effective tax rate of 40% to amount to an aggregate of $63.7 million from 2013 through 2022 and to have a present value ranging from $49.7 million to $44.4 million using discount rates of 2.8% and 4.8%, respectively; and

•	DRC’s pension plan liability, expenses and contributions which, based on the following tables, depict DRC’s pension plan as being fully funded by December 31, 2017 or, if interest rates increase, by December 31, 2015:

Pension Plan Projections (dollars in millions)

	2012	2013	2014	2015	2016	2017
Ending Liability/(Asset)	$28.9	$14.6	$6.3	($2.5)	($8.2)	($9.7)
FAS Pension Expense	$0.9	$0.2	($0.2)	($0.3)	($0.5)	($0.5)
Fees & SERP	0.4	0.4	0.5	0.6	0.5	0.4

Total Pension Expense	$1.3	$0.6	$0.3	$0.3	$0.0	($0.1)
Cash Contributions	$5.5	$2.7	$2.3	$3.7	$2.8	$0.9

Actuarial Assumptions

	Expected Return	Discount Rate
2004	9.0%	6.0%
2005	9.0%	5.8%
2006	9.0%	5.8%
2007	9.0%	6.3%
2008	9.0%	6.3%
2009	8.5%	5.8%
2010	8.5%	5.3%
2011	8.3%	4.8%
2012	8.2%	3.9%
2013	8.2%	4.7%
2014	7.8%	5.3%
2015	7.5%	5.8%
2016	7.3%	6.0%
2017	7.0%	6.0%

WE DO NOT INTEND, AND DRC HAS INFORMED US THAT IT DOES NOT INTEND, TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL FORECAST TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL FORECAST ARE NO LONGER APPROPRIATE.

Available Information. DRC is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning DRC’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of DRC’s securities, any material interests of such persons in transactions with DRC and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 19, 2013 and distributed to DRC’s shareholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.	Certain Information Concerning Purchaser, Engility and Holdings.

Purchaser. Purchaser is a Massachusetts corporation and a direct wholly owned subsidiary of Engility and an indirect wholly owned subsidiary of Holdings. The principal business address of Purchaser is 3750 Centerview Drive, Chantilly, VA, and the business telephone number of Purchaser is (703) 748-1400. To date, Purchaser has engaged in no activities other than those which are incident to its formation and the commencement of the Offer and the execution and delivery of the Merger Agreement and the transactions contemplated by the Merger Agreement.

Engility and Holdings. Engility is a direct wholly owned subsidiary of Holdings, and was formed in July 1969, and its direct parent, Holdings, was formed in connection with the spin off from L-3 Communications Holdings in July 2012. The principal executive offices of Engility and Holdings is 3750 Centerview Drive, Chantilly, VA. The business telephone number of Engility and Holdings is (703) 748-1400. Holdings, through Engility, is a leading “pure play” provider of services, primarily to the U.S. government and offers a broad range of systems engineering, training, program management, and operational support for the U.S. government worldwide. Engility, through its predecessors, has provided mission critical services to the U.S. government for over four decades. Engility’s customers include the U.S. Department of Defense, U.S. Department of Justice, U.S. Agency for International Development, U.S. Department of State, Federal Aviation Administration, Department of Homeland Security, and foreign governments. Engility attributes the current strength of its customer relationships to its singular focus on services, its strong capabilities in program planning and management, superior past performance, and the experience of its people and their commitment to Engility’s customers’ missions. As of September 27, 2013, Engility employed approximately 7,000 individuals globally and operated in over 40 countries. Engility is led by an experienced executive team, which is composed of industry and government veterans.

The name, business address, current principal occupation or employment, five-year material employment history and citizenship of each director and executive officer of Purchaser, Engility and Holdings and certain other information are set forth on Annex I hereto.

Except as set forth in this Section 9 under “Commercial Relationships,” Section 13 entitled “The Transaction Documents; Tender and Voting Agreements” and elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Holdings, Engility and Purchaser and, to the knowledge of Holdings, Engility and Purchaser, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Holdings, Engility, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of DRC; (ii) none of Holdings, Engility, Purchaser and, to the knowledge of Holdings, Engility and Purchaser, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of DRC during the past 60 days; (iii) none of Holdings, Engility, Purchaser and, to the knowledge of Holdings, Engility and Purchaser, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of DRC (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Holdings, Engility, Purchaser, their subsidiaries or, to knowledge of Holdings, Engility and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and DRC or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Holdings, Engility, Purchaser, their subsidiaries or, to Holdings’s, Engility’s and Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and DRC or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Commercial Relationships. DRC serves as subcontractor to Holdings under one of its government contracts. The total value of this arrangement is $265,866.60. In addition, the parties presently are negotiating an arrangement under which DRC would serve as a subcontractor under one of Holdings prime contracts. The value of this arrangement is unknown at this time, as there have not yet been any task orders awarded under this subcontract, and as the parties have not yet entered into a definitive agreement.

In addition, PriceWaterhouseCoopers LLP serves as the independent registered public accounting firm to Holdings, and is a subcontractor under one of DRC’s government contracts. If the Merger is consummated, then one of these relationships would need to be terminated in order to be compliant with applicable law. The Merger Agreement does not contain any condition to closing based on a resolution of which relationship is to be terminated, and the parties have agreed to cooperate with respect to the matter.

Additional Information. Holdings is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Holdings is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and certain of its officers, their remuneration, equity compensation granted to them, the principal holders of its securities and any material interests of such persons in transactions with Holdings. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to DRC in Section 8 of this Offer to Purchase entitled “Certain Information Concerning DRC.”

10.	Source and Amount of Funds.

The Offer is not subject to any financing conditions or arrangements. Engility and Purchaser estimate that Purchaser will need approximately $130 million to purchase all of the Shares pursuant to the Offer and the Merger including the cost of paying all related fees and expenses, and we are also retiring an estimated $79.7 million of indebtedness of DRC at the closing of the Merger. Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares that are tendered in the Offer because Engility will contribute or otherwise advance funds, from the sources described below, to Purchaser to enable Purchaser to pay for the Shares that are tendered in the Offer. We finished our third fiscal quarter of 2013 with approximately $24.3 million in cash and marketable securities.

We have received a Commitment Letter, dated as of December 22, 2013, (the “Commitment Letter”) from Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”, and together with Bank of America, the “Commitment Parties”) for up to $150.0 million in incremental senior secured credit facilities (the “Incremental Senior Credit Facilities”) subject to the terms of the Commitment Letter and comprised of (i) an incremental term loan facility of up to $75.0 million (the “Incremental Term Loan Facility”) to be incurred pursuant to and in accordance with the existing credit agreement by and among the Holdings, Engility, Bank of America, as administrative agent, and each of the several lenders from time to time party thereto, dated August 9, 2013 (the “Existing Credit Agreement”); and (ii) an incremental revolving credit facility of up to $75.0 million (the “Incremental Revolving Credit Facility”) to be incurred pursuant to and in accordance with the Existing Credit Agreement.

Bank of America has committed to provide a $50.0 million portion of the Incremental Senior Credit Facilities and MLPFS has agreed to use commercially reasonable efforts to form a syndicate to provide the balance of the Incremental Senior Credit Facilities.

Together with cash on hand and borrowings available pursuant to the Existing Credit Agreement, the Incremental Senior Credit Facilities are intended to finance the Offer and the Merger, and to pay fees and expenses incurred in connection therewith. The Incremental Term Loan Facility will mature on August 9, 2018 and the Incremental Revolving Credit Facility will terminate on August 9, 2018. The Incremental Senior Credit Facilities will bear interest at the same rate as borrowings under the Existing Credit Agreement. Holdings and Engility may only borrow amounts under the Incremental Senior Credit Facilities upon consummation of the Merger or in connection with a successful Offer, in each case in accordance with the terms of the Merger Agreement, prior to April 21, 2014. The Incremental Senior Credit Facilities are also subject to other terms and conditions customary for commitments of this type.

No plans have been made to finance or repay such borrowings after the consummations of the transactions contemplated by the Merger Agreement. All obligations under the Existing Credit Agreement and Incremental Senior Credit Facilities are or will be unconditionally guaranteed by Holdings, Engility and certain of Engility’s existing direct or indirect wholly owned domestic subsidiaries, and will be required to be guaranteed by certain of Engility’s future direct or indirect wholly owned domestic subsidiaries.

The Existing Credit Agreement and Incremental Senior Credit Facilities contain customary affirmative covenants, negative covenants and events of default, as well as financial covenants.

The above descriptions of the Existing Credit Agreement and the Commitment Letter are qualified in their entirety by reference to the Existing Credit Agreement and the Commitment Letter, copies of which are filed as exhibits to the Tender Offer Statement on Schedule TO filed by us with the SEC in connection with the offer (the “Schedule TO”).

11.	Background of Offer; Past Contacts or Negotiations with DRC.

The following is a description of contacts between our representatives and DRC that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of DRC’s activities relating to these contacts, please refer to DRC’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase.

Prior to their discussions with respect to the Offer and the Merger described below, Engility and DRC have had limited business relationships primarily related to actual or potential subcontractor arrangements that are common in the industries in which we and DRC operate. See Section 9 “Certain Information Concerning Purchaser, Engility and Holdings; Commercial Relationships” of this Offer to Purchase.

On October 2, 2013, SunTrust contacted us to inquire whether we were interested in participating in a competitive bidding process for the acquisition of DRC. We responded that we were interested in exploring a potential transaction with DRC and participating in the process.

On October 4, 2013, we entered into a mutual nondisclosure agreement with DRC and commenced our due diligence review of DRC. A copy of the mutual nondisclosure agreement is attached as an exhibit to our Schedule TO.

On October 7, 2013, we received from SunTrust documents describing DRC’s business, including an investor briefing containing solely public information, as well as limited confidential financial information. SunTrust also provided us with a request for a proposal, in which process guidelines were provided. The request set forth that interested parties were required to submit preliminary indications of interest to acquire DRC no later than Friday, October 18, 2013.

From October 5, 2013 to October 17, 2013, we conducted an initial, high-level analysis of DRC’s financial information and potential strategic fit with us. Based on that initial assessment and limited due diligence, on October 18, 2013, we submitted a non-binding preliminary indication of interest for Engility to acquire 100% of DRC’s outstanding common stock for cash at a range of $10.50 — $12.00 per Share.

On October 23, 2013, Tony Smeraglinolo, our President and Chief Executive Officer, met with James P. Regan, DRC’s Chairman, President and Chief Executive Officer, at a meeting arranged by SunTrust, to discuss our interest in a potential transaction and the business and cultural fit of the two companies.

On October 25, 2013, we submitted a preliminary analysis of DRC to our Board of Directors (the “Holdings Board”) for informational purposes.

On November 1, 2013, members of our management team met with SunTrust and members of DRC’s management team. DRC presented additional detail regarding its business and financial outlook.

On November 4, 2013, SunTrust contacted us to confirm our continued interest in the DRC transaction following the management presentation and to discuss next steps in the process.

On November 4, 2013, Mr. Smeraglinolo provided Edward P. Boykin, chairman of the Holdings Board, with a general overview of the proposed DRC acquisition.

During the period from November 7, 2013 to December 3, 2013, we conducted a due diligence review of DRC, including a review of its key contracts, finances and operations, as well as regulatory, intellectual property, human resources and legal matters. The due diligence process included discussions and meetings between DRC’s and Engility’s respective management and outside financial, legal and accounting advisors, and the review of documents provided in DRC’s on-line data room.

On November 8, 2013, we received a final bid instruction letter from SunTrust, along with a draft of the merger agreement for the acquisition of DRC. The letter required the submission of final bids no later than December 3, 2013. The letter also required that all bidders attach to their offer a mark-up to DRC’s merger agreement and disclosure schedules.

On December 4, 2013, our senior management reviewed the potential acquisition of DRC with the Holdings Board. Following that discussion, the Holdings Board authorized our management team to submit a binding offer for Engility to acquire DRC at a purchase price of $10.00 per Share, structured as a tender offer followed by a second step merger, together with a request for voting and tender agreements by certain of DRC’s directors and officers in their capacity as shareholders. We then submitted a binding offer that same day reflecting those terms and our comments to the proposed form of merger agreement and disclosure schedules.

On December 5, 2013, Mr. Smeraglinolo and other senior management representatives spoke with representatives of SunTrust via phone to discuss our submitted offer. SunTrust indicated that the DRC Board would review all offers on December 6, 2013.

On December 7, 2013, we received a response from DRC, through SunTrust, requesting that we raise the value of our offer, which we declined at that time. Later on this same date, we were informed that DRC had decided to schedule a meeting with the DRC Board on December 13, 2013 to review all offers. DRC indicated that it was holding a board meeting on December 13, 2013 to review all offers, and invited Engility to submit a revised offer prior to that time.

On December 9, 2013, members of our senior management met to discuss the possibility of increasing our offer above its current $10.00 per share price. Following this discussion, our senior management determined to request authority from the Holdings Board to increase our offer up to $11.35 with the additional authority to raise the offer up to $11.50 per Share.

On December 11, 2013, our senior management met with the Holdings Board to discuss increasing the per-share price of our bid for DRC. Following this discussion, the Holdings Board authorized increasing the bid to $11.35 per Share, with a maximum authority of $11.50 per Share. On that same date, we submitted a revised binding offer at the $11.35 per share. DRC, through SunTrust, subsequently informed us that it was deferring a decision on our revised offer until the DRC Board reconvened on December 14, 2013. SunTrust encouraged us to increase our offer price to our “best and final” offer. SunTrust also indicated that Mr. Regan desired to speak with Mr. Smeraglinolo on December 14 prior to the DRC Board meeting to discuss the potential integration of the companies and strategic and cultural fit.

On December 14, 2013, Mr. Smeraglinolo spoke with Mr. Regan regarding our offer, the potential integration, and strategic and cultural fit. During this discussion, Mr. Smeraglinolo verbally increased our offer to $11.50, which was the best and final offer price authorized by the Holdings Board. On that same date, we formally submitted a revised binding offer at $11.50 per Share, which required exclusive negotiations and the execution of a definitive merger agreement by no later than December 20, 2013. Later that day, Mr. Regan informed Mr. Smeraglinolo that the DRC Board had authorized DRC to accept our offer, and instructed DRC’s advisors and leadership team to negotiate with us to finalize a definitive merger agreement, subject to final approval by the DRC Board.

From December 14, 2013 to December 20, 2013, Engility and DRC, together with their respective legal advisors, negotiated the Merger Agreement, the Tender and Voting Agreements and the disclosure schedules and ancillary documents.

On December 19, 2013, the Holdings Board held a meeting to review with our senior management the final terms of the proposed DRC transaction, as well as the substantially final version of the Merger Agreement and disclosure schedules. After discussion, the Holdings Board approved the transaction and authorized our senior management to execute and deliver the Merger Agreement with DRC, reflecting a purchase price of $11.50 per Share, and the Tender and Voting Agreements and the ancillary documents.

On December 20, 2013, the DRC Board approved the transaction with Engility, and authorized DRC’s management to execute and deliver the Merger Agreement and ancillary agreements. On that same day, management of DRC, Engility and Purchaser executed and delivered the definitive Merger Agreement and ancillary agreements and the voting and Tender Agreements were executed and delivered.

On December 23, 2013, Engility and DRC announced the Merger Agreement through a joint press release.

On December 30, 2013, we commenced the tender offer to acquire all of DRC’s outstanding Shares.

12.	Purpose of the Offer; The Merger; Plans for DRC.

Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, DRC. If the Offer is successful, Purchaser and Engility intend to consummate the Merger as promptly as practicable. Upon consummation of the Merger, DRC will become a direct wholly owned subsidiary of Engility. The Offer is being made pursuant to the Merger Agreement.

Approval. If a shareholder vote is required, under the Massachusetts Business Corporation Act (the “MBCA”), the approval of the Board of Directors of DRC and the affirmative vote of the holders of at least two-thirds of the outstanding fully-diluted Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The DRC Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the short-form merger provisions under the MBCA described below, the only remaining required corporate action of DRC is the approval of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the Shares. If shareholder approval for the Merger is required, Engility intends to cause the DRC Board to set the record date for the shareholder approval for a date as promptly as reasonably practicable following the consummation of the Offer. Accordingly, if the Minimum Tender Condition is satisfied, we believe Purchaser will have sufficient voting power to cause the approval of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholders.

Shareholder Meeting. In the Merger Agreement, DRC has agreed, if a shareholder vote is required, to establish a record date for, call, give notice of, convene and hold a meeting of its shareholders following consummation of the Offer for the purpose of considering and voting on the Merger. DRC, acting through the DRC Board, has further agreed that, if a shareholders’ meeting is convened, the DRC Board will recommend that shareholders of DRC vote to approve the Merger. At any such meeting, all of the Shares then owned by Engility and Purchaser and by any of Engility’s other subsidiaries, and all Shares for which DRC has received proxies to vote, will be voted in favor of the Merger.

Board Representation. See Section 13 of this Offer to Purchase entitled “The Transaction Documents.” Engility is entitled to designate at least a majority of the directors of DRC following the consummation of the Offer. It is currently anticipated that Engility will designate Tony Smeraglinolo, Michael J. Alber, Thomas O. Miiller, Craig R. Reed, Thomas J. Murray and Randall J. Redlinger to serve as directors of DRC following the consummation of the Offer. Purchaser expects that such representation would permit Purchaser to exert substantial influence over DRC’s conduct of its business and operations, however, pending the consummation of the Merger, Engility intends to keep DRC as an independent subsidiary under its own management.

Short-form Merger. Under the MBCA, if Purchaser acquires, pursuant to the Offer, at least ninety percent (90%) of the outstanding Shares (the “Short Form Threshold”), Purchaser will be able to approve the Merger without a vote of the DRC Board or shareholders. In such event, Engility and Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without adoption by the DRC Board or the approval of DRC’s shareholders. However, if Purchaser does not acquire at least ninety percent (90%) of the outstanding Shares pursuant to the Offer or otherwise (including through the exercise of the Top-Up Option) and an approving vote of DRC’s shareholders is required under the MBCA, a significantly longer period of time would be required to effect the Merger. Provided that Purchaser has acquired and paid for the Shares tendered pursuant to the Offer and following the expiration of any subsequent offering period provided pursuant to the Merger Agreement, DRC has agreed to establish a record date for, call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable following consummation of the Offer to consider and vote on the Merger, if a shareholders’ vote is required.

Rule 13e-3. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning DRC and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

Plans for DRC. It is expected that, initially following the Merger, the business and operations of DRC will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted and that Engility will eventually integrate the business and operations of DRC into Engility’s business. Notwithstanding the foregoing, Engility will continue to evaluate the business and operations of DRC during the pendency of the Offer and after the consummation of the Offer and the Merger and will take all relevant actions as it deems appropriate under the circumstances then existing. Engility intends to review all relevant information as part of a comprehensive review of DRC’s business, operations, capitalization and management with a view to optimizing DRC’s potential within Engility.

Extraordinary Corporate Transactions. Except as described above or elsewhere in this Offer to Purchase, Engility and Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving DRC or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in DRC’s management, any material change in DRC’s capitalization or dividend policy or any other material change in DRC’s corporate structure or business.

13.	The Transaction Documents.

Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 “Certain Information Concerning Purchaser, Engility and Holdings.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used and not otherwise defined herein have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than ten (10) business days after the date of the Merger Agreement. The obligations of Purchaser to, and of Engility to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction or waiver of the conditions described in Section 15 “Conditions to Purchaser’s Obligations.” Subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 “Conditions to Purchaser’s Obligations,” Purchaser shall accept for payment and promptly (and in any event within three (3) business days after such acceptance) pay for, and Engility shall cause Purchaser to accept for payment and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer (as it may be extended and re-extended as described below and in compliance with applicable laws). Such acceptance for payment of Shares tendered pursuant to the Offer is referred to herein as the “Offer Closing” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.” Pursuant to the Merger Agreement, the Offer is initially scheduled to expire at midnight (New York City time) on January 28, 2014, but may be extended and re-extended as described below.

Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that DRC’s prior written approval is required for Purchaser to:

•	reduce the number of Shares subject to the Offer or sought to be purchased in the Offer;

•	reduce the Offer Price, except as expressly provided in the Merger Agreement;

•	add to or impose conditions to the Offer other than the conditions described in Section 15 — “Certain Conditions of the Offer” or modify any condition described in Section 15 — “Certain Conditions of the Offer”;

•	extend or otherwise change the expiration date of the Offer, except as expressly provided in the Merger Agreement;

•	change the form of consideration payable in the Offer; or

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse in any material respect to the holders of the Shares.

The Merger Agreement provides that Purchaser may, or if requested by DRC, Purchaser must (and Engility must cause Purchaser to) extend the Offer for one (1) or more occasions, in consecutive increments between two (2) and ten (10) business days each, with the length of such period to be determined by Purchaser or, in the event such extension is requested by DRC, such period between two (2) and (10) Business Days as DRC requests (or in any event such other period as the parties hereto may agree); provided, however, Purchaser is not required to extend the Offer beyond the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms and (ii) 5:00 p.m., New York City time, on April 21, 2014 (the “Outside Date”). In addition, the Merger Agreement provides that Purchaser must extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof.

The Merger Agreement provides that (i) if at any then-scheduled expiration of the Offer, any condition to the Offer has not been satisfied or waived and no further extension or re-extensions of the Offer are required by the Merger Agreement, Purchaser may irrevocably and unconditionally terminate the Offer, and (ii) if the Merger Agreement is terminated pursuant to its terms, then Purchaser must promptly (and in any event within two (2) business days of such termination), irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated in accordance with its terms, Purchaser must promptly return, and shall cause any depository acting on its behalf to return, all tendered Shares to the registered holders thereof.

Top-Up Option. Pursuant to the Merger Agreement, DRC issued to Purchaser an irrevocable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated pursuant to its terms, to purchase from DRC that number of Shares equal to the number of Shares that, when added to the number of Shares owned by Engility, Purchaser or any other subsidiary of Engility at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the fully diluted Shares at such date, assuming the issuance of all Shares to be issued upon exercise of the Top-Up Option (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”). In no event, however, may Purchaser exercise this option to acquire a number of Shares in excess of DRC’s then authorized and unissued Shares.

The Merger. The Merger Agreement provides that, upon the terms and subject to satisfaction or waiver of the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•	Purchaser will be merged with and into DRC in accordance with Massachusetts law, whereupon the separate existence of Purchaser will cease;

•	DRC will be the surviving corporation (the “Surviving Corporation”) after the Merger and a wholly owned subsidiary of Engility; and

•	all property owned, contract rights possessed and liabilities of the parties will be vested in the Surviving Corporation, as provided under Massachusetts law.

The respective obligation of each party to complete the Merger is subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of each of the following conditions:

•	if required by applicable law, adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement by the affirmative vote of a two-thirds majority of the total voting power of the outstanding fully-diluted Shares;

•	no order or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have been issued by a governmental authority having jurisdiction over DRC, Engility or Purchaser, and no law shall have been enacted, entered, promulgated, issued or enforced by any court or other governmental entity which is in effect and has the effect of prohibiting, restraining or enjoining the consummation of the Merger;

•	any applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated and DRC has received any other required statutory approvals; and

•	Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement.

Effect on Capital Stock. At the Effective Time:

•	each Share outstanding immediately prior to the Effective Time (except as otherwise provided in the second bullet below and Shares that are, as of immediately prior to the Effective Time, owned by shareholders (“Dissenting Shareholders”) entitled to appraisal rights and rights to obtain payment of the fair value of their Shares and who have perfected and not withdrawn a demand for or otherwise lost their rights to appraisal and to obtain such payment pursuant to Part 13 of the MBCA with respect to such Shares (“Dissenting Shares”)) shall be converted into the right to receive the Offer Price, in cash and without interest (the “Per Share Merger Consideration”). All such Shares, when so converted, no longer shall be outstanding and automatically shall be cancelled and retired and shall cease to exist, and each holder of a certificate evidencing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor, subject to applicable withholding tax, upon the surrender of such certificate in accordance with the Merger Agreement; and

•	each Share owned by Engility, Purchaser or any direct or indirect wholly owned subsidiary of Engility, if any, immediately prior to the Effective Time (including as a result of an exercise of the Top-Up Option by Purchaser) shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect to such Shares.

Treatment of Options. By virtue of the Merger:

•	each outstanding Option under any stock option plan, program or agreement to which DRC or any of its subsidiaries is a party which is outstanding immediately prior to the Effective Time, whether or not then exercisable, shall be cancelled as of the Effective Time and the holder thereof shall be entitled only to the right to receive from the Surviving Corporation, without any interest thereon, an amount in cash payable at the time of cancellation of such Option equal to the product of (A) the excess, if any, of (x) the Per Share Merger Consideration over (y) the per share exercise price of such Option multiplied by (B) the number of Shares subject to such Option, and such cash payment shall be subject to and reduced by all applicable taxes to be withheld in respect of such payment.

•	for any Option where no payment is required to be made because such payment amount would be equal to or less than zero, such Option will be cancelled and terminated at the Effective Time without any exercise thereof and no payment shall be made with respect thereto; and

•	as of the Effective Time, all Options shall no longer be outstanding and shall automatically cease to exist, and each holder of an Option shall cease to have any rights with respect thereto, except for the right to receive the Option Consideration.

However, since all outstanding Options have an exercise price below the Offer Price, all Options will be terminated for no consideration upon the consummation of the Merger.

Treatment of Restricted Stock Awards. By virtue of the Merger, each outstanding restricted stock award (the “DRC Restricted Shares”) shall automatically become fully vested and free of any forfeiture restrictions at the Effective Time, and DRC will take all necessary or appropriate action, including obtaining any required consents or amendments to its equity incentive plans or award agreements, to permit holders of outstanding DRC Restricted Shares to be treated in the Merger on the same terms and conditions as all other holders of unrestricted Shares.

Adjustment to Purchase Price. The Merger Agreement provides that if, during the period between the date of the Merger Agreement and the Effective Time, the outstanding Shares shall be changed into a different number of Shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon with a record date during such period but excluding any change that results from any exercise of Options that are outstanding as of the Merger Agreement), the Per Share Merger Consideration, Offer Price and any other amounts payable pursuant to the Merger Agreement shall be appropriately adjusted.

Board of Directors and Officers at the Effective Time. Under the Merger Agreement, the directors of Purchaser and officers of DRC in office immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation as of the Effective Time, and thereafter such directors and officers shall serve in accordance with the bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. Immediately prior to the Effective Time, the directors of DRC shall resign.

DRC Shareholder Meeting. DRC has agreed that, if approval of DRC’s shareholders is required with a shareholders meeting under applicable law in order to consummate the Merger, at any time following the written request of Engility, DRC must promptly prepare and file with the SEC a proxy statement in preliminary form, and DRC and Engility must use their reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. DRC shall use its reasonable efforts to cause the proxy statement to be mailed to DRC’s shareholders as promptly as reasonably practicable after filing in definitive form with the SEC. At any time after the later of (x) the initial expiration date, (y) the expiration of the time period contemplated by Rule 14a-6(a) under the Exchange Act and (z) the resolution of any comments on the proxy statement from the SEC, DRC shall have the right to (i) establish a record date (which will be as promptly as reasonably practicable), (ii) duly call and give notice of a meeting of its shareholders for the purpose of seeking DRC shareholder approval (the “DRC Shareholders Meeting”) and (iii) cause the definitive Proxy Statement to be mailed to DRC’s shareholders as promptly as reasonably practicable after such record date, each for the purpose of obtaining the shareholder approval. As promptly as reasonably practicable after the mailing of the proxy statement, DRC must (i) convene and hold the DRC Shareholders Meeting and (ii) through the DRC Board, submit the Merger Agreement to shareholders and recommend to its shareholders that they give the shareholder approval (except to the extent that the DRC Board shall have withdrawn or modified its approval or recommendation of this Agreement, the Offer or the Merger as described in this Section 13 “Nonsolicitation Obligation”).

Short-Form Merger. Notwithstanding the provision described in “DRC Shareholder Meeting” above, if Purchaser and any other affiliate of Engility collectively acquire at least 90% of the outstanding Shares, Engility promptly shall, and shall cause Purchaser to, cause the Merger to become effective as soon as practicable after the acceptance for payment of all Shares validly tendered and not withdrawn in the Offer (the “Acceptance Time”) without an approving vote of DRC’s shareholders at a meeting or a written consent in accordance with Section 11.05 of the MBCA.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform DRC’s shareholders of its terms and is not intended to provide any other factual information about DRC, contains various representations and warranties made by DRC to Engility and Purchaser and representations and warranties made by Engility and Purchaser to DRC. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among the DRC, Engility and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in DRC disclosure schedule that the parties exchanged in connection with the signing of the Merger Agreement (the “Company Disclosure Schedule”). The Company Disclosure Schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between DRC, Engility and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the DRC, Engility and Purchaser that may be different from those which are applicable to DRC’s shareholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in DRC’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about DRC, Engility or Purchaser. Except for the rights of DRC’s shareholders to receive the Offer Price and/or the Per Share Merger Consideration, as applicable, and for the rights of the holders of Options to receive the consideration specified in the Merger Agreement at the Effective Time, in each case in accordance with the terms of the Merger Agreement, shareholders and holders of Options are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of DRC, Engility or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, DRC has made customary representations and warranties to Engility and Purchaser with respect to, among other things:

•	corporate matters related to DRC and its subsidiaries, such as organization, standing, qualification, power and authority;

•	DRC’s and its subsidiaries’ capital structure and equity interests in other entities;

•	authority relating to the Merger Agreement and the transactions contemplated thereby and required approvals;

•	DRC’s SEC filings and financial statements;

•	DRC’s compliance with the Sarbanes-Oxley Act of 2002, the Securities Act, the Exchange Act and the rules and regulations of the Nasdaq;

•	DRC’s internal controls;

•	absence of certain changes or events;

•	litigation;

•	compliance with laws;

•	permits;

•	validity of the Merger Agreement;

•	taxes;

•	employee benefit plans, Employee Retirement Income Security Act of 1974 (“ERISA”) matters and certain related matters;

•	labor matters;

•	real estate;

•	environmental matters;

•	material contracts;

•	intellectual property;

•	the inapplicability of state anti-takeover statutes;

•	government contracts;

•	the Foreign Corrupt Practices Act and export controls;

•	advisor’s fees;

•	fairness opinions;

•	the absence of undisclosed liabilities;

•	indebtedness;

•	insurance; and

•	the accuracy of information supplied by DRC for inclusion in this Offer to Purchase, and the absence of material untrue statements or omissions in the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by DRC are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” generally means any change, circumstance, fact, event, development or effect that has (or have) or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, financial condition (financial or otherwise), assets, liabilities, or results of operations of DRC and its subsidiaries, taken as a whole, or (ii) DRC’s ability to timely perform its obligations under or consummate the transactions contemplated by the Merger Agreement; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect, nor shall any of the following be taken into account in determining whether a Material Adverse Effect has occurred or would result:

(A) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates or any governmental shutdown or slowdown,

(B) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which DRC and its subsidiaries conduct their respective businesses,

(C) changes required by GAAP or changes required by law, rule or regulation or the regulatory accounting requirements (or the interpretation thereof) applicable to any industry in which DRC and its ubsidiaries operate, or that result from any action taken for the purpose of complying with any such changes,

(D) changes in or escalation of national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any acts of war, sabotage or terrorism or natural disasters (including acts of God, hurricanes, earthquakes, floods or other weather conditions) involving the United States occurring prior to, on or after the date of the Merger Agreement,

(E) the entry into or announcement of the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement or the consummation of the Offer, the Top-Up Option, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”) (including the termination or potential termination of (or the failure or potential failure to renew or enter into) any contracts with suppliers, distributors, subcontractors or other business partners, and any impact on customers or employees, in each case to the extent caused by the pendency or the announcement of the Transactions),

(F) the failure of DRC to be awarded any contract in response to any bid or the failure of DRC to prevail in any existing or new bid protest or similar proceeding,

(G) any failure by DRC or any of its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period,

(H) a change in the trading prices or volume of DRC common stock, or

(I) actions taken (or omitted to be taken) at the written request of Engility,

except that in the case of each of clauses (A), (B), (C) and (D), to the extent such changes have a disproportionate effect on DRC and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industry in which DRC and its subsidiaries operate; and provided that in the case of clauses (G) and (H), such clauses shall not prevent a party from asserting that any fact, circumstance, change, development, event, occurrence or effect that may have contributed to any such changes independently constitutes or contributed to a Material Adverse Effect. Notwithstanding anything to the contrary, the following shall be deemed to be a “Material Adverse Effect” under the Merger Agreement: (i) the pendency following the date of the Merger Agreement of a formal action or proceeding by a governmental entity against DRC for suspension or debarment from participation in the award of contracts with any governmental entity, or (ii) any indictment or criminal charges filed by a governmental entity against DRC following the date of the Merger Agreement.

In the Merger Agreement, each of Engility and Purchaser has made customary representations and warranties to DRC with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relating to the Merger Agreement and the transactions contemplated thereby;

•	validity of the Merger Agreement;

•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;

•	litigation;

•	financing;

•	the (i) accuracy of information furnished to DRC for use in any of the Offer to Purchase, Letter of Transmittal or any other documents required by the Exchange Act (collectively, the “Offering Documents”), and (ii) the accuracy and compliance with the applicable requirements of the Exchange Act, of the Schedule TO and the Offer Documents;

•	advisors’ fees;

•	ownership of DRC Shares;

•	absence of certain arrangements with DRC’s shareholders, management and directors; and

•	foreign ownership.

Some of the representations and warranties in the Merger Agreement made by Engility and Purchaser are qualified as to “materiality.” None of the representations and warranties contained in the Merger Agreement survive the Effective Time.

Conduct of DRC’s Business Pending Merger. Except (a) as expressly contemplated or required by the Merger Agreement, (b) as set forth in DRC’s confidential disclosure schedule to the Merger Agreement or (c) as approved to by Engility in writing, until the earlier to occur of (x) the date nominees of Engility or Purchaser constitute a majority of the members of the DRC Board (the “Appointment Time”), (y) the Effective Time and (z) the termination of the Merger Agreement, DRC is required to (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) to the extent not in violation of other provisions of the Merger Agreement, use its reasonable best efforts, to (A) take no action that would prohibit or materially impair or delay the ability of either the DRC or Engility or any of their respective subsidiaries to obtain any necessary approvals of any governmental entity required for the Offer, the Merger or the other transactions contemplated by the Merger Agreement or to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (B) maintain and preserve intact its business organization and material business relationships and (C) retain the services of its officers and key employees.

In addition, except (i) as expressly contemplated or permitted by the Merger Agreement, (ii) as set forth in the Company Disclosure Schedules or (iii) as approved to by Engility in writing, until the earlier to occur of (x) the Appointment Time, (y) the effective time of the Merger and (z) the termination of the Merger Agreement, DRC is not permitted to without the prior written consent of Engility (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend its articles of organization or bylaws;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or dispose of any securities of DRC or any subsidiary, except for the issuance and sale of Shares pursuant to DRC options or other equity awards outstanding prior to the date of the Merger Agreement;

(c) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, or amend any securities of DRC or any subsidiary;

(d) other than cash dividends made by any direct or indirect wholly owned subsidiary of DRC to DRC or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(e) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of DRC or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement, including the Offer and the Merger);

(f) (i) create, incur, assume or otherwise be, or become contingently, liable with respect to any additional indebtedness for borrowed money above the amounts currently outstanding or guarantees thereof having an aggregate principal amount outstanding any time greater than $150,000 in the aggregate, or amend, modify or refinance any of DRC’s existing indebtedness, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, except for those redemptions, purchases, acquisitions or offers permitted in the Merger Agreement, (iii) incur or obligate DRC to incur capital expenditures in an aggregate amount exceeding $150,000 or enter into leases for equipment or other capital assets, (iv) sell, grant a license in, pledge, dispose of or encumber any material properties or assets or businesses other than the sale of inventory and the granting of non-exclusive licenses in the ordinary course of business, (v) make any loans, advances, or capital contributions to, or investments in, any other Person other than (A) loans, advances or capital contributions to, or investments in, wholly owned subsidiaries of DRC and (B) advances of travel and other reasonable out-of-pocket expenses to directors, officers and employees in the ordinary course of business, (vi) discharge or satisfy any lien or pay any obligation or liability (whether accrued, absolute, contingent or otherwise), except in accordance with the terms of such lien, obligation or liability or current liabilities incurred in the ordinary course of business of DRC and its subsidiaries, or (vii) acquire or enter into any agreement to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in each case, with a value in excess of $150,000 in the aggregate, other than those acquired in the ordinary course of business or as permitted by the Merger Agreement.

(g) sell, lease, license or transfer, or create or incur or suffer to exist any lien (except for those permitted in the Merger Agreement) in respect of any of DRC’s or its subsidiaries’ material assets, securities, properties, interests or businesses, other than the sale of equipment, inventory, products or services in the ordinary course of business, the granting of non-exclusive licenses in the ordinary course of business;

(h) except as required by GAAP, Regulation S-X under the Exchange Act or applicable law and agreed to by DRC’s independent public accounting firm, make any change in DRC’s fiscal year or methods of accounting;

(i) except as is consistent with past practice, make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, extend or waive any applicable statute of limitations with respect to taxes, file any amended tax returns, enter into any closing agreement in respect of any tax claim, audit or assessment, or surrender any right to claim a tax refund, offset or other reduction in tax liability if, in each case, such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the tax liability of DRC and its subsidiaries or materially decreasing any tax asset of DRC and its subsidiaries;

(j) (i) grant any severance, retention, change in control, retirement or termination pay arrangement to, or amend any existing severance, retention, change in control, retirement or termination pay arrangement with, any current or former director, officer, independent contractor or employee, except as required by DRC’s termination policy in effect as of the date of the Merger Agreement, (ii) increase or accelerate the payment or vesting of, benefits payable under any existing severance, retention or termination pay policies or employment agreements, (iii) enter into or amend any employment, consulting, deferred compensation, change-of-control or other similar agreement with any director, officer or employee, (iv) establish, adopt or amend any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock, restricted stock unit, equity, equity-based compensation or other benefit plan or arrangement covering any present or former director, officer, independent contractor or employee (provided that, for purposes of clarity, the foregoing shall not prohibit DRC from (x) hiring non-executive employees in the ordinary course of business pursuant to DRC’s standard offer letter or (y) entering into consulting agreements with independent contractors in the ordinary course of business), or any beneficiaries thereof, (v) increase or accelerate the payment or vesting of any compensation, bonus or other benefits payable to any director, officer, independent contractor or employee, except for regularly scheduled increases in compensation and benefits to current non-officer level employees made in the ordinary course of business or required by the terms of existing arrangements, policies or agreements, or (vi) modify or otherwise alter in any material respect the payroll practices or policies of DRC or any of its subsidiaries;

(k) with limited exceptions, settle or enter into any settlement agreement with respect to any outstanding litigation with a party that is not a government entity with which DRC contracts (“Governmental Entity”), except that, notwithstanding the foregoing, DRC may settle or enter into any settlement agreement with respect to any outstanding litigation with a party that is not a Governmental Entity where the amount paid by DRC in connection with such settlement is fully covered by insurance and is less than $200,000, individually, or $500,000, in the aggregate, or requires payments only to DRC, and does not require the taking or omission of any material actions on the part of DRC other than the payment of money;

(l) (i) enter into any contract of a character that would constitute a Material Contract, as such term is defined in the Merger Agreement, if such contract had been entered into prior to the date of this Agreement, other than entering into any contract in the ordinary course consistent with past practice, or (ii) enter into, renew, amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of DRC or any of its subsidiaries thereunder; provided, however, that the foregoing shall not prevent or preclude DRC or any of its subsidiaries from, following prior written notice to and consultation with Engility, (x) negotiating and/or renewing in the ordinary course of business any Material Contracts which expire upon their terms, or (y) entering into any client or customer or supplier contracts or agreements in the ordinary course of business, regardless of whether or not any such contract or agreement would constitute a Material Contract if it had been entered into as of the date hereof;

(m) enter into any contract (other than teaming agreements in the ordinary course of business) containing any covenant directly or indirectly limiting the freedom of DRC or any of its subsidiaries to engage in any line of business, compete with any person or sell any product or service (including any “most favored nation” clauses), or which, following the Acceptance Time or the Effective Time, could so limit Engility or any of its affiliates (including the Surviving Corporation);

(n) enter into any Government Contract or submit any government bid that (i) would knowingly be expected to result in a Contract Loss, or (ii) involves unusual risk in performance or compliance with schedule requirements or contains non-customary terms and conditions;

(o) engage in any “listed transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations;

(p) permit the lapse of, or engage in any action that constitutes a violation of, any material Permit as such term is defined in the Merger Agreement;

(q) enter into any joint venture, partnership or similar arrangement or enter into any collective bargaining agreement or other agreement with a labor union;

(r) enter into a new line of business;

(s) fail to maintain in full force and effect material insurance policies covering DRC and its Subsidiaries and their respective properties, assets, and businesses and directors and officers in a form and amount consistent with past practice;

(t) enter into any contract that contains a change in control or similar provision that would require a payment to the other party or parties thereto in connection with the Merger;

(u) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) or any of DRC’s affiliates other than wholly owned subsidiaries of DRC or pursuant to agreements in force on the date of this Agreement;

(v) amend or modify the engagement letter of SunTrust or any other advisor or fairness opinion provider in a manner that increases the fee or commission payable by DRC;

(w) enter into or authorize an agreement with respect to any of the foregoing actions, or commit to take any action to effect any of the foregoing actions; or

(x) knowingly and willfully breach any of the representations and warranties of DRC such that certain of the Offer Conditions would not be timely satisfied.

Under the Merger Agreement, “Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, grant, cooperative agreement, or other commitment or funding vehicle between DRC or any subsidiary of DRC and (a) a Governmental Entity, (b) any prime contractor to a Governmental Entity or (c) any subcontractor with respect to any contract described in clause (a) or (b). A government task order shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

Under the Merger Agreement, “Contract Loss” means, with respect to a Government Contract, the amount equal to (i) direct costs and fringe costs and expenses (excluding overhead and general and administrative costs and expenses) less (ii) revenue (including in all cases the application of all customer credits, incentive programs and/or incentive payments).

Nonsolicitation Obligation. The Merger Agreement provides that DRC will take, and will cause its Subsidiaries to take, all actions reasonably necessary to cause its representatives to immediately cease any and all existing activities, discussions or negotiations, if any, with any third party and its representatives and its financing sources conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below). Under the terms of the Merger Agreement, DRC has agreed that it and its subsidiaries will not, nor will DRC or its subsidiaries authorize or permit any of their representatives to, directly or indirectly:

•	solicit, initiate or take any action to knowingly facilitate or encourage the making by any person (other than Engility and its affiliates) of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal;

•	enter into, continue, or otherwise participate in any discussions or negotiations with any person (other than Engility and its affiliates) in furtherance of an inquiry or to obtain an Acquisition Proposal;

•	enter into any agreement, understanding or arrangement with respect to any Acquisition Proposal or enter into any agreement or agreement in principle that would reasonably be expect to require DRC to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of DRC or any of its subsidiaries; or

•	resolve or propose to do any of the foregoing.

DRC also agreed to promptly request each person that had executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, if any, return or destroy all confidential information previously furnished to such person by or on behalf of DRC and its subsidiaries. The Merger Agreement also provides that neither the DRC Board nor any committee thereof will (A) fail to make, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify) in a manner adverse to Engility the Board Recommendation (as defined below), (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Acquisition Proposal, (C) (x) fail to publicly recommend against any Acquisition Proposal or (y) fail to publicly reaffirm the Board Recommendation, in each case of (x) and (y) within three (3) business days after Engility so requests in writing, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within three (3) Business Days after the commencement of such Acquisition Proposal, or (E) fail to include the Board Recommendation in favor of approval and adoption of the Merger Agreement and the Merger in the Proxy Statement (any action described in clauses (A) through (E) of this sentence, an “Adverse Company Recommendation Change”). A violation of these restrictions on DRC will constitute a breach of the Merger Agreement.

Notwithstanding the above paragraph, but subject to certain notice requirements as set forth in the Merger Agreement, at any time prior to the Acceptance Time, if DRC or any of its representatives receives a bona fide written Acquisition Proposal that the DRC Board reasonably believes constitutes or is reasonably likely to lead to a Superior Proposal, DRC may, as long as DRC, its subsidiaries and their representatives have not previously breached or taken any action inconsistent with the above paragraph, (i) engage in negotiations or discussions with such third party and its representatives, and (ii) furnish to such third party or its representatives or financing sources non-public information relating to DRC or any of its subsidiaries or afford access to the business, properties, assets, books or records of DRC or any of its subsidiaries to such third party, in each case pursuant to an Acceptable Confidentiality Agreement with such third party; provided, however, that all such information (to the extent that such information has not been previously provided or made available to Engility) is provided or made available to Engility prior to or concurrently with the time it is provided or made available to such third party; provided, further, however, that prior to taking (and thereafter continuing) any action described above, (A) the DRC Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the holders of DRC common stock under applicable law and (B) the DRC Board determines in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

The Merger Agreement provides that neither DRC nor any of its subsidiaries shall, after the date of the Merger Agreement, enter into any confidentiality agreement that would prohibit them from providing such information to Engility. Notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary, nothing in the Merger Agreement shall prevent DRC or the DRC Board, at any time prior to the Acceptance Time, from (i) taking and disclosing to DRC’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders required to be made by applicable statute, law, rule or regulation in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any required disclosure to shareholders with regard to any Acquisition Proposal, in each case so long as such action is consistent with this paragraph and if DRC Board determines in good faith after consultation with outside counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

In addition, DRC has agreed to notify Engility promptly (but in no event later than twenty-four (24) hours) after receipt by DRC (or any of its representatives) of any Acquisition Proposal, any notification to DRC (or any of its representatives) that would reasonably be expected to result in an Acquisition Proposal or of any request received by DRC (or any of its representatives) for information relating to DRC or any of its subsidiaries or for access to the business, properties, assets, books or records of DRC or any of its subsidiaries by any third party that has made, or that has notified DRC (or any of its representatives) that it is considering making, an Acquisition Proposal. Such notice will identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. DRC has also agreed to keep Engility informed, on a current basis, in reasonable detail of the status and terms of any such Acquisition Proposal, indication or request or any other negotiations with third parties and to promptly (but in no event more than twenty-four (24) hours) provide to Engility copies of all material correspondence and written materials sent or provided to DRC or any of its subsidiaries that describes any terms or conditions of any Acquisition Proposal.

Under the Merger Agreement, “Acquisition Proposal” means any bona fide unsolicited proposal, inquiry or offer (other than by Engility or any of its affiliates) for, whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving DRC or any of its subsidiaries that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of DRC or any of its subsidiaries representing 15% or more of the consolidated assets of DRC and its subsidiaries or to which 15% or more of the consolidated revenues or earnings of DRC are attributable, (c) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) offers to acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the voting power of the outstanding shares of DRC common stock, or (d) any combination of the foregoing; provided, however, that the term “Acquisition Proposal” shall not include (i) the transactions contemplated by the Merger Agreement or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among DRC and one or more of its subsidiaries or among its subsidiaries.

Under the Merger Agreement, “Superior Proposal” means a bona fide, written Acquisition Proposal for at least 50% of the outstanding shares of DRC’s common stock or all or substantially all of the consolidated assets of DRC and its subsidiaries on terms that the DRC Board determines in good faith, after considering the advice of DRC’s financial advisor and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any financing conditions associated with the proposal, the identity of the person making the proposal, any break-up fees, expense reimbursement provisions, expected timing and other conditions to consummation, are more favorable to DRC’s shareholders than as provided under the Merger Agreement, which the DRC Board determines in good faith is reasonably likely to be consummated on the terms proposed.

Change in Board Recommendation. The DRC Board has unanimously recommended that the DRC shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, to the extent applicable, adopt the Merger Agreement in accordance with the applicable provisions of Massachusetts law (the “Board Recommendation”). The DRC Board may at any time prior to the Acceptance Time, (i) make an Adverse Company Recommendation Change in response to an Intervening Event and/or a Superior Proposal or (ii) terminate the Merger Agreement and concurrently enter into a definitive agreement with respect to a Superior Proposal; provided, however, the Merger Agreement prohibits the DRC Board from taking any action described in the foregoing clauses (i) and (ii) unless (A) the DRC Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that (1) such Acquisition Proposal constitutes a Superior Proposal or (2) that an Intervening Event has occurred and, in either case, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (B) DRC shall have continuously complied with its nonsolicitation obligations under the Merger Agreement, and, with respect to a termination of the Merger Agreement pursuant to the applicable termination provisions set forth therein, DRC shall have complied with all applicable termination provisions set forth in the Merger Agreement (including the payment of the specified termination fee and reimbursement for certain expenses) and (C) DRC promptly notifies Engility in writing, at least three (3) business days before taking such action, of such determination of the DRC Board and of its intention to effect an Adverse Company Recommendation Change in response to such Intervening Event or Superior Proposal, and shall have complied with its remaining nonsolicitation obligations under the Merger Agreement. Such notice in response to an Intervening Event shall specify in reasonable detail the facts underlying the decision by the DRC Board to take such action and during such three (3) business day period, DRC shall, if requested by Engility, engage in good faith negotiations with Engility to amend the Merger Agreement in such a manner that obviates the need for such Adverse Company Recommendation Change, in which case the DRC Board shall not take any action described in clauses (i) and (ii) above. Such notice in response to a Superior Proposal will attach a reasonably detailed description of the proposed agreement and terms under which such Superior Proposal is proposed to be consummated and identify the third party making such Superior Proposal and, during such three (3) business day period, DRC shall (and shall cause its financial and legal advisors to) negotiate with Engility in good faith (to the extent Engility desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Superior Proposal would cease to constitute a Superior Proposal and, during such time, the DRC Board shall not take any action described in clauses (i) and (ii) above. In the event of a material amendment to the financial terms or other material terms of such Superior Proposal following the initial three (3) business day period described in the preceding sentence, DRC is required to provide a new written notification and a new three (3) business day good faith negotiation periods; however, the Merger Agreement provides that there may be only one (1) such three (3) business day negotiations period and, thereafter, each successive negotiation period will be two (2) business days.

Under the Merger Agreement, “Intervening Event” means a material event, development or change in circumstances that affects the business, assets or operations of DRC and was not known or reasonably foreseeable to the DRC Board on the date of the Merger Agreement, which material event, development or change in circumstances, becomes known to the DRC Board prior to the Acceptance Time.

Notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary and provided that (i) there has been no prior breach of the nonsolicitation provisions of the Merger Agreement, (ii) the DRC Board believes in good faith, upon the advice of its financial advisor, that such action would likely be expected to lead to a Superior Proposal and (iii) the DRC Board provides to Engility one (1) business day’s advanced notice of the DRC Board’s determination to take such action, at any time prior to the Acceptance Time, the DRC Board may grant a waiver or release under, or determine not to enforce, any standstill agreement with respect to any class of equity securities of DRC if the DRC Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would violate its fiduciary duties under applicable law.

Employee Matters. With respect to employee benefit plans of Engility and its subsidiaries providing benefits after the closing of the Merger to any employees of DRC as of immediately prior to the Merger, Engility has agreed to use reasonable best efforts to provide that each employee of DRC as of the closing of the Merger, subject to applicable law and applicable tax qualification requirements and without duplication, (i) be credited with his or her years of service with DRC and its subsidiaries and their respective predecessors to the same extent as such employee was entitled to receive credit for such service before the effective time of the Merger and (ii) receive credit for deductible payments and out-of-pocket and co-payments made, under any similar DRC plan in which such employee participated or was eligible to participate immediately prior to the closing of the Merger, to the same extent as such employee was entitled to receive credit for such service before the effective time of the Merger.

Engility has further agreed that, for the 12 months following the closing of the Merger, Engility shall, and shall cause the Surviving Corporation to, provide DRC’s employees, to the extent they remain employed as an employee by an affiliate of Engility during such 12-month period, with base salary and bonus opportunities at an aggregate level equal to that provided prior to the Closing, and eligibility to participate in the benefit plans of Engility and its subsidiaries (excluding equity plans or programs) on the same basis as similarly situated employees of Engility after taking into account the crediting for service and deductible payments provided above.

From the closing of the Merger through December 31, 2014, Engility shall, and shall cause the Surviving Corporation, to provide to DRC’s employees, to the extent they remain employed by an affiliate of Engility during such period, (i) a continuation of the benefits provided by DRC pursuant to its plans prior to the closing of the Merger on the same terms of such plan, and (ii) eligibility to participate in DRC’s 401(k) Plan and for a matching contribution from the Surviving Corporation consistent with the matching contribution of DRC during 2013. Furthermore, Engility is required to continue DRC’s 401(k) plan through December 31, 2014.

Director and Officer Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of DRC’s and its subsidiaries’ current and former directors and officers. Specifically, the parties have agreed that from the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless, and provide advancement of expenses (provided the person to whom expenses are advanced undertakes to repay such advances to the extent required by applicable law) to, the current and former officers and directors of DRC and its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by applicable law.

Engility and DRC further agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) existing in favor of the current or former directors or officers of DRC and its subsidiaries shall be assumed by the Surviving Corporation in the Merger at the Effective Time. Further, Engility and Purchaser agreed that the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification of former or present directors and officers than are presently set forth in DRC’s articles of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

The Merger Agreement also provides for certain insurance rights in favor of DRC’s and its subsidiaries’ current and former directors and officers. Specifically, DRC shall maintain for a period of six (6) years the current policies of the existing directors’ and officers’ liability insurance and fiduciary liability coverage maintained by DRC and its subsidiaries with respect of claims arising from facts or events that occurred on or before the Effective Time. However, the Surviving Corporation may obtain substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured. The Merger Agreement provides that in no event will be Surviving Corporation be required to pay more than an amount per year of coverage equal to two hundred fifty percent (250%) of the current annual premiums paid by DRC for such insurance. Further, with the consent of DRC, prior to the earlier of the Effective Time and such time as Engility’s or Purchaser’s designees constitute a majority of the DRC Board, the Surviving Corporation may purchase in lieu of the foregoing requirements a run-off or tail insurance policy, in each case, with reputable and financially sound carriers, with at least the same coverage and amounts containing terms and conditions that are substantially the same as, or more favorable than, those of DRC’s current policies, including deductibles and caps that are no less favorable to the directors and officers of DRC or any of its subsidiaries than those in effect as of the date of the Merger Agreement, covering acts or omissions occurring at or prior to the Effective Time, including in respect of the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that, if the Surviving Corporation or any of its respective successors or assigns consolidates or merges with or into any other entity in which it is not the continuing or surviving entity or transfers or conveys all or substantially all of its assets, then proper provision will be made so that the successors and assigns of Engility or the Surviving Corporation assume all of the obligations summarized in this section “— Director and Officer Indemnification and Insurance.”

The persons covered by the provisions of the Merger Agreement described in this section are intended third-party beneficiaries with respect to such provisions.

Termination Prior to Effective Time. The Merger Agreement and the Offer can be terminated and abandoned prior to the Effective Time, whether before or after DRC Shareholder Approval (if required by applicable law and/or stock exchange rule), only as follows:

•	by mutual written agreement of Engility and DRC;

•	by either Engility or DRC, upon written notice to the other party: (i) if the Acceptance Time shall not have occurred on or prior to 5:00 p.m., New York City time, on April 21, 2014 (the “Outside Date”); provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement has been the cause of, or primarily resulted in, such purchase not occurring before such date;

•	by either Engility or DRC if a governmental entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party whose failure to comply with any provision of the Merger Agreement has been the cause of, or primarily resulted in, such action by such governmental entity;

•	by Engility, upon written notice to DRC, if: DRC breaches or fails to perform any of its representations, warranties, agreements or covenants contained in the Merger Agreement, which breach or failure to perform would, individually, or in the aggregate, result in the failure of the following Offer Conditions:

(i)	the representations and warranties of DRC (A) set forth in the Specified Representations shall be true and correct in all respects, (B) set forth in the DRC Approval Representations shall be true and correct in all material respects, and (C) set forth in the Merger Agreement, other than the Specified Representations and the DRC Approval Representations, shall be true and correct (disregarding for purposes of clause (C) all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Material Adverse Effect” and words of similar import therein), in each such case, as of the date of the Merger Agreement and as of the Acceptance Time as if made at and as of such date, except, with respect to clause (A), clause (B) and clause (C), to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date; provided, however, that notwithstanding anything contained herein to the contrary, the condition set forth in clause (C) shall be deemed to have been satisfied even if any representations and warranties of DRC are not so true and correct unless the failure of such representations and warranties of DRC to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(ii)	no events, occurrences, developments or state of circumstances, changes, facts or conditions shall have occurred since the date of this Merger Agreement that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect; or

(iii)	DRC shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement or shall have cured any such breach, failure to perform or noncompliance to Engility’s reasonable satisfaction;

and, (b) with respect to any of the foregoing (i), (ii) or (iii), which breach (X) has not been cured by the earlier of (1) the Outside Date and (2) the date that is thirty (30) days following receipt of notice thereof to DRC or, (Y) by its nature, cannot be cured within such period; provided that, at the time of delivery, Engility and Purchaser are not then in material breach of their respective obligations under the Merger Agreement; provided, further, that the Merger Agreement may not be terminated pursuant to this paragraph if Purchaser has accepted Shares for payment pursuant to the Offer;

•	by Engility, upon written notice to DRC, if (A) an Adverse Company Recommendation Change shall have occurred, (B) the DRC Board shall have failed to include the Board Recommendation in the Schedule 14D-9, (C) DRC shall have failed to call or hold the DRC Shareholders Meeting in accordance the Merger Agreement if required under applicable law in order to consummate the Merger, (D) DRC enters into any agreement providing for, or a letter of intent, memorandum of understanding, term sheet or similar arrangement contemplating, an Acquisition Proposal (other than a confidentiality agreement as contemplated by the Merger Agreement), (E) a tender offer or exchange offer relating to the Shares shall have been commenced by a third party and DRC shall not have sent to its shareholders pursuant to Rule 14e-2 promulgated under the Exchange Act, within three (3) business days after such tender offer or exchange offer is first published, sent or given, a statement disclosing that the DRC Board recommends rejection of such tender offer or exchange offer, or (F) DRC or the DRC Board shall have publicly announced its intention to do any of the actions set forth in the foregoing clauses (A), (B), (C) or (D);

•	by DRC, upon written notice to Engility, if, in accordance with the terms of the Merger Agreement, the DRC Board has accepted a Superior Proposal and DRC has paid to Engility the Termination Fee and Termination Expenses; or

•	by DRC, upon written notice to Engility, Engility or Purchaser breaches or fails to perform in any material respect any of its representations, warranties or material covenants contained in the Merger Agreement, which breach (A) would result in a Parent Material Adverse Effect (as defined below) and which has not been cured by the earlier of (1) the Outside Date or (2) the date that is thirty (30) days following receipt of notice thereof to Engility or, (B) by its nature, cannot be cured within such period; provided, that DRC is not then in material breach of its obligations under the Merger Agreement; provided, further, that the Merger Agreement may not be terminated pursuant to this paragraph if Purchaser has accepted Shares for payment pursuant to the Offer.

Under the terms of the Merger Agreement, “Parent Material Adverse Effect” means any change, circumstance, fact, event or effect that would reasonably be expected to prevent, or materially hinder or delay, Engility or Purchaser from consummating the Transactions.

Effect of Termination. In the event of termination of the Merger Agreement by either party in accordance with the terms of the Merger Agreement, the Merger Agreement shall become void and there shall be no further obligation on the part of any party thereto or their respective officers or directors, except with respect to the payment of the Termination Fee and expenses reimbursement, if applicable, and except that in the case of any such termination, certain general provisions of the Merger Agreement shall survive and nothing shall relieve any party from liability for any willful breach or fraud.

Termination Fees and Expenses. (i) If Engility terminates the Merger Agreement pursuant to the fifth bullet point under “Termination Prior to Effective Time” or (ii) if (x) DRC or Engility terminates the Merger Agreement pursuant to the second bullet point under “Termination Prior to Effective Time” and (y) (A) prior to such termination DRC shall have made an Adverse Company Recommendation Change or an Acquisition Proposal shall have been publicly disclosed or otherwise communicated to DRC’s shareholders and not withdrawn and (B) within twelve (12) months following the date of such termination, DRC shall have entered into a definitive agreement with respect to or recommended to its shareholders an Acquisition Proposal with the same party who made the Acquisition Proposal prior to such termination or an Acquisition Proposal with such party shall have been consummated, in which case the Termination Fee shall be paid contemporaneously with the entering into or consummation of a definitive agreement for, an Acquisition Proposal (provided, however, that for purposes of clause (ii), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50.1%”), or (iii) if DRC terminates the Merger Agreement pursuant to the sixth bullet under “Termination Prior to Effective Time”, then DRC will pay Engility (or its designee), a fee in the amount of $3,030,250 (the “Termination Fee”) payable in cash by wire transfer of immediately available funds to an account designated in writing by Engility.

If the Merger Agreement is terminated pursuant to (A) the fourth bullet point under “Termination Prior to Effective Time” (but only if the breach or failure of performance that caused such termination is willful), (B) the fifth bullet point under “Termination Prior to Effective Time”, or (C) the sixth bullet point under “Termination Prior to Effective Time”, then DRC shall pay Engility, without limiting any of the other obligations or liabilities of DRC under the Merger Agreement, an amount equal to all of the documented out of pocket expenses (the “Termination Expenses”) of Engility within two (2) business days after delivery to Engility of an itemization setting forth in reasonable detail all such reimbursable expenses; provided that the aggregate payments by DRC for such expenses shall not exceed $600,000.

If DRC fails to pay the Termination Fee when due, (a) such fee shall accrue interest for the period commencing on the date such fee became past due through the date such fee is actually paid, at a rate equal to the “prime rate” as published from time to time by The Wall Street Journal, Eastern Edition, at large U.S. money center banks during the period from the date that payment is due to the date of payment plus two percent (2%) and (b) DRC, shall also pay to Engility all of Engility’s reasonable costs and expenses (including reasonable attorneys’ fees) in connection with all actions to collect the past due fee.

If Termination Fee and expenses reimbursement become payable, DRC’s payment of the Termination Fee and expenses reimbursement shall together constitute the sole and exclusive remedy of Engility and Purchaser for damages under the Merger Agreement, except in the case of fraud or willful breach.

Tender and Voting Agreements

The following individuals, as owners of the Shares, Shares held as restricted stock and Shares issuable upon exercise of outstanding options next to their names below, entered into Tender and Voting Agreements with Engility and Purchaser (the “Tender and Voting Agreements”) that, among other things (i) restrict the transfer of their Shares, (ii) obligate them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) obligate them to tender all their Shares in the Offer not later than the tenth business after the commencement of the Offer.

Name	Number of Shares	Number of Shares Indirectly Owned	Number of Company Stock Options	Number of Company Restricted Shares
John S. Anderegg Jr.	465,203	40,400	0	0
Gen. George T. Babbitt Jr.	25,880	0	5,000	4,800
David Keleher	95,500	0	0	4,604
Lt. Gen. Charles P. McCausland	22,300	0	0	4,800
James P. Regan	396,243	2,000	0	11,014
Nickolas Stavropoulos	21,600	0	0	4,800
Richard G. Tennant	13,100	0	0	4,800
W. Scott Thompson	9,600	0	0	4,800

Based on the number of Shares outstanding as of December 20, 2013, the number of Shares owned by the shareholders that entered into the Tender and Voting Agreements and eligible to be tendered in the Offer represent approximately 10.3% of DRC’s issued and outstanding common stock. This summary is qualified in its entirety by reference to the Form of Tender and Voting Agreement, which is filed as Exhibit 2.2 to the Form 8-K filed by Holdings on December 23, 2013 and is incorporated by reference herein.

Confidentiality Agreement

On October 4, 2013, the DRC and Holding entered into a letter agreement, as amended on November 21, 2013 (the “Confidentiality Agreement”), in connection with our evaluation of the potential business transaction that resulted in the Offer. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, Holding and DRC and their respective affiliates agreed to keep confidential all non-public information received from the other party. Holding and DRC also agreed that the non-public information furnished pursuant to the Confidentiality Agreement would be used solely for the purpose of evaluating the potential business relationship that resulted in the Offer and would not be used in any way detrimental to the disclosing party or its affiliates.

The Confidentiality Agreement also contains a “standstill” provision and a customary non-solicitation provision. Pursuant to the “standstill” provision, Holding and DRC agreed that, among other things and for a period of 18 months from October 4, 2013, neither party would, without the prior written consent of the other party, effect or seek, offer or propose to effect or participate in, directly or indirectly, (i) any acquisition of more than 1% of the issued and outstanding voting stock of the other party, (ii) any tender or exchange offer, merger or other business combination involving the other party, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party, or (iv) any solicitations of proxies or consents to vote any voting securities of the other party. Holdings also agreed not to participate in a group (as defined under the Exchange Act) or act in concert with others to seek to control or influence the management, board of directors or policies of the other party or enter into any discussions or arrangements with respect to the above. Holdings is permitted to seek a waiver of these provisions from the Board at any time.

This summary is qualified in its entirety by reference to the Confidentiality Agreement itself, as amended, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO.

Consulting Agreement

James P. Regan, DRC’s Chairman, President and Chief Executive Officer, entered into a consulting agreement with Engility (the “Consulting Agreement”) on December 20, 2013. The Consulting Agreement is subject to and commences upon the consummation of the Merger and will automatically terminate twelve (12) months thereafter, or sooner in accordance with the terms thereof. Under the Consulting Agreement Mr. Regan agrees to advise Engility’s Chief Executive Officer on strategic matters and other transitional and consulting services to be reasonably requested and authorized by Engility’s Chief Executive Officer from time to time during normal work hours. Mr. Regan will be paid an annual fee of $300,000 for his services under the Consulting Agreement, payable in twenty-six (26) equal installments on a bi-weekly basis in arrears. In addition, for a period of one year from the date of the Merger, Mr. Regan agrees he will not (i) engage in any outside business activities that compete or appear to compete with the interests of Engility or its related entities, (ii) solicit the business of any current or prospective customer for any company that competes with Engility, nor (iii) solicit any employee of Engility or its subsidiaries to terminate his or her employment or work for any company which provides services materially similar to the business of Engility.

Transaction Retention Bonuses

On December 20, 2013, DRC entered into letter agreements with David Keleher, Senior Vice President, Chief Financial Officer and Treasurer of DRC, and Helen E. Tsingos, Chief Legal Officer of DRC, providing for certain special bonuses contingent upon a successful closing of the Merger and continued employment in good standing by DRC of such officer at the closing of the Merger. If earned, Mr. Keleher would be entitled to a maximum bonus of $600,000 and Ms. Tsingos would be entitled to a maximum of $100,000, in each case less applicable federal, state and local tax and withholdings. Any such amount would be payable one-half within five (5) business days after the closing of the Merger, and one-half upon the six (6) month anniversary of the Merger, provided that the second payment would become payable if, following the closing of the Merger but before the six (6) month anniversary, Mr. Keleher or Ms. Tsingos is involuntarily separated from service of DRC or its successor or separates voluntarily due to good reason.

14.	Dividends and Distributions.

The Merger Agreement provides that DRC, subject to certain exceptions, will not, among other things (i) split, combine or reclassify any of its capital stock or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests, or (ii) declare, set aside or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than dividends or distributions by a wholly owned subsidiary of DRC to DRC). See Section 13 of this Offer to Purchase entitled “The Transaction Documents.”

15.	Conditions to Purchaser’s Obligations.

Subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement, Purchaser not be required to, and Engility shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer unless by the expiration of the Offer (as it may be extended in accordance with the Merger Agreement), (i) there shall have been validly tendered and not withdrawn that number of Shares that, together with Shares already owned by Engility and Purchaser, would represent at least a two-thirds majority of the fully-diluted Shares at such time (such number of Shares, the “Minimum Tender Condition”), and (ii) each of the following conditions shall have occurred and be continuing as of any expiration date of the Offer:;

(1)	(i) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (including, any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to, or any consent or approval withheld with respect to, the Offer or the Merger, by any governmental entity) enjoining or otherwise preventing or prohibiting the consummation of the Offer, the Top-Up Option (in the event that the exercise of the Top-Up Option is necessary) or the Merger, or making the Merger, Offer or Top-Up Option (in the event that the exercise of the Top-Up Option is necessary) illegal, shall be in effect, nor (ii) shall any suit, action or proceeding be existing or pending by any Governmental Entity seeking any of the consequences referenced in the immediately prior clause (i);

(2)	the representations and warranties of DRC with respect (i) capitalization (except for certain de minimus exceptions), (ii) the securities of certain subsidiaries (iii) the absence of a Material Adverse Effect, (iv) the payment of change in control payments, (v) disclosure regarding severance plans, (vi) anti-takeover laws not being applicable to the Shares or the Merger, (vii) the non-existence of any investment bank or brokerage or similar fees, other than to SunTrust and Stifel, and (viii) the fairness opinions issued by SunTrust and Stifel (collectively, the “Specified Representations”) are not true and correct in all respects;

(3)	the representations and warranties of DRC with respect to (i) DRC’s and DRC’s subsidiaries organization and qualification, (ii) the authority of DRC and approval of its board of directors to enter into the Merger Agreement and consummate the transaction (collectively, the “DRC Approval Representations”) are not true and correct in all material respects;

(4)	other than the Specified Representations or DRC Approval Representations, any other representation or warranty not being true and correct (disregarding all qualifications or limitations set forth in any representations or warranties as to “materiality” or “Material Adverse Effect”), and the failure of such representation or warranty to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(5)	No events, occurrences, developments or state of circumstances, changes, facts or conditions shall have occurred since the date of this Agreement that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect;

(5)	DRC shall have performed and complied with, in all material respects, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement or shall have cured any such breach, failure to perform or noncompliance to Engility’s reasonable satisfaction;

(6)	DRC shall have delivered to Engility a certificate signed by DRC’s chief executive officer or another senior officer of DRC (solely in such individual’s capacity as an officer of DRC) certifying that the applicable conditions specified in (2), (3), (4), (5) and (6) above have been satisfied;

(7)	The Merger Agreement shall not have been terminated in accordance with its terms; and

(8)	Any waiting period under the HSR Act shall have expired or been terminated.

The foregoing conditions are for the sole benefit of Engility and Purchaser and (other than the Minimum Tender Condition) may be waived by Engility or Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Engility or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Regulatory and Legal Matters.

Except as set forth in this Section 16, Purchaser is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. However, Purchaser and Engility, together with their advisors, are continuing to review whether any other approval or other action will be required by any other governmental or administrative agency in connection with the Offer and the Merger. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser’s right to decline to purchase Shares if any of the offer conditions have not been satisfied. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions.

Antitrust Matters. The HSR Act provides that the acquisition of Shares by Engility and Purchaser may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the U.S. Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by Engility and DRC and provide that the acquisition of Shares under the Offer may not be consummated earlier than fifteen (15) days after receipt of the Form by the Division and the FTC from Engility. Within such fifteen (15) day period the Division or the FTC may request additional information or documentary material from Engility and DRC. In the event of such request, the acquisition of Shares under the Offer may not be consummated until ten (10) days after receipt of such additional information or documentary material by the Division or the FTC from Engility and DRC. Engility and DRC intend to file their respective Forms with the Division and the FTC on or about December 31, 2013.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of DRC to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by DRC to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to DRC, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of DRC and persons holding “restricted securities” of DRC to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on The NASDAQ Global Market. Engility currently intends to and will cause DRC after the Effective Time to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

State Takeover Laws. DRC is incorporated under the laws of the Commonwealth of Massachusetts and is subject to (i) Chapter 110C of the Massachusetts General Laws, which requires the person commencing a takeover bid to file certain information with the Secretary of the Commonwealth and the target company and provides that a bidder who fails to disclose its intent to gain control over a target corporation prior to acquiring five percent (5%) of the target company’s stock is precluded from making any takeover bid for a period of one (1) year after crossing the five percent (5%) threshold, (ii) Chapter 110D of the Massachusetts General Laws, which regulates control share acquisitions, and (iii) Chapter 110F of the Massachusetts General Laws, which prohibits a publicly-held Massachusetts corporation from engaging in a business combination with an interested shareholder for a period of three (3) years after the date of the transaction in which the person becomes an interested shareholder, unless certain conditions are met.

DRC has represented that the DRC Board has approved and adopted the Merger Agreement and the transactions contemplated thereby and Tender and Voting Agreements, and taken other actions sufficient to render inapplicable to such transactions contemplated by the Merger Agreement and Tender and Voting Agreements any anti-takeover restrictions or requirements contained in any anti-takeover or similar statute or regulation of any jurisdiction which applies or purports to apply to any such transactions. In addition, DRC has represented that no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, is, or at the Effective Time would be, applicable to the Shares or the transactions.

A number of states other than Massachusetts have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

DRC, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Engility does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Engility will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Engility might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Engility might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Engility may not be obligated to accept for payment any Shares tendered. See Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations.”

17.	Appraisal Rights.

You do not have appraisal rights as a result of the Offer.

Moreover, you may not have appraisal rights if the Merger is consummated following consummation of the Offer. Section 13.02(a)(1) of the Massachusetts Business Corporation Act (the “MBCA”) generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights and rights to obtain the payment of the fair value of their shares in the event of a merger, but contains an exception for transactions where cash is the sole consideration received by the shareholders and certain other conditions are met. We believe such exception applies. In addition, Section 13.02 of the MBCA has not yet been the subject of judicial interpretation. In the event of the Merger, any DRC shareholder believing it is entitled to appraisal rights and rights to obtain the payment of the fair value of their shares and wishing to perfect such right should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which set forth the procedures to be complied with in perfecting any such rights. Failure to strictly comply with the procedures set forth in Part 13 of the MBCA may result in the loss of any such rights to which such shareholder otherwise may be entitled. In light of the complexity of Part 13 of the MBCA, any DRC shareholders wishing to pursue such rights with respect to the Merger should consult their legal advisors.

If any holder of Shares who demands appraisal and to obtain payment of the fair value of its shares under Part 13 of the MBCA fails to perfect, or effectively withdraws or loses such rights as provided in the MBCA, the Shares of such shareholder will be converted into the right to receive the price per Share paid in the Merger. A shareholder may withdraw its demand for appraisal by delivering to us a written withdrawal of its demand and an acceptance of the Merger. A shareholder’s rights for appraisal and to obtain payment of the fair value of its shares shall also terminate if the Merger is abandoned or rescinded, if a court having jurisdiction permanently enjoins or sets aside the Merger, or if the shareholder’s demand is withdrawn with the consent of DRC.

In light of the complexity of Part 13 of the MBCA, any DRC shareholders wishing to pursue appraisal rights with respect to the Merger should consult their legal advisors.

18.	Fees and Expenses.

Except as set forth below, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

We have retained MacKenzie Partners, Inc. as Information Agent, and American Stock Transfer & Trust Company, LLC as Depositary, in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent and the Depositary also will be indemnified by Purchaser against certain liabilities in connection with the Offer.

19.	Miscellaneous.

The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holder of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Engility or Holdings other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Purchaser, Engility or Holdings.

We have filed with the SEC a statement on Schedule TO, pursuant to Rule 14d-3 promulgated under the Exchange Act, furnishing certain information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to DRC in Section 8 of this Offer to Purchase entitled “Certain Information Concerning DRC.”

Engility Solutions, Inc.

December 30, 2013

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF ENGILITY HOLDINGS, INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Engility Holdings, Inc. (“Holdings”) are set forth below. The business address and phone numbers of each director and executive officer is care of Engility Corporation, 3750 Centerview Drive, Chantilly, VA 20151 and (703) 708-1400, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Holdings.

None of the directors and executive officers of Holdings listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Director and Executive Officer:

Anthony Smeraglinolo	61	Mr. Smeraglinolo has served as Holdings’ President and Chief Executive Officer since 2012. Prior to that time, Mr. Smeraglinolo served as Executive Vice President, L-3 Services Group, and Acting President, Command & Control Systems and Software division, L-3 Services Group from December 2010. He had previously served as President of the L-3 Services Group’s Intelligence Solutions Division from 2005 to 2008. From 2008 to 2010 he had been President of the Global Stabilization and Development Solutions division for Dyncorp International, a government services provider. Prior to joining L-3 in 2005 he spent more than 25 years with Harris Corporation, holding leadership positions in finance, program management, business development and operations. He was also senior vice president of business operations at DRS Technologies. Mr. Smeraglinolo has a Bachelor’s degree in Business Management from Fairfield University in Connecticut and a Master of Business Administration from Florida Institute of Technology.

Directors:

Edward P. Boykin	75	Mr. Boykin has served as Chairman on our Board since 2012. Mr. Boykin was President and Chief Operating Officer of Computer Sciences Corporation, an information technology services company, until his retirement in 2003. Mr. Boykin spent 37 years at Computer Sciences Corporation. Prior to becoming President and Chief Operating Officer, he held a number of senior management positions, including President of its Financial Services Group from 1998 through 2001, President of Pinnacle Alliance from 1996 through 1998, President of its Technology Management Group from 1993 through 1996 and President of CSC Credit Services, Inc. from 1988 through 1996. Prior to joining Computer Sciences Corporation in 1966, Mr. Boykin was an aerospace engineer at NASA. Mr. Boykin is a Director and a Member of the Audit Committee of Teradata Corporation. He also serves as a Director, Audit Committee Chair, and Member of the Executive Committee and Directors and Governance Committee of NCR Corporation. He served as Chairman and Director of Capital TEN Acquisition

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		Corporation during 2007. Mr. Boykin was previously a Director of Plus One Solutions, Inc. from 2008 through 2009. Mr. Boykin received a Bachelor of Science in Mathematics from the University of Houston and completed graduate work in Mathematics at the University of Alabama at Huntsville.

Darryll J. Pines	49	Dr. Pines has served as a Director on our Board and as member of the Audit Committee and the Nominating/Corporate Governance Committee since 2012. Dr. Pines is Dean of the Clark School of Engineering at the University of Maryland and the Farvardin Professor of Aerospace Engineering. Prior to becoming Dean of the Clark School of Engineering, Dr. Pines served as Chair of the Department of Aerospace Engineering from 2006 through 2009 and as a Professor and Assistant Professor in the Clark School of Engineering from 1995 through 2003. From 2003 through 2006, Dr. Pines also served as Program Manager of the Tactical Technology Office and Defense Sciences Office for DARPA. Dr. Pines received a Bachelor of Science in Mechanical Engineering from the University of California at Berkley, and a Master of Science and Ph.D. in Mechanical Engineering from the Massachusetts Institute of Technology.

Anthony Principi	69	Mr. Principi has served as a Director on our Board and as member of the Compensation Committee and the Nominating/Corporate Governance Committee since 2012. Mr. Principi serves as Principal of the Principi Group, a consulting firm. From 2005 through 2010, he was Senior Vice President of Government Relations of Pfizer, Inc., a biopharmaceutical company. Prior to joining Pfizer, Inc., Mr. Principi served as Secretary of the U.S. Department of Veterans Affairs from 2001 through 2005. In 2005, he served as the Chairman of the Defense 2005 Base Realignment and Closure Commission. Prior to becoming Secretary of the U.S. Department of Veterans Affairs, Mr. Principi was President of QTC Medical Services Inc. from 1999 through 2001 and Senior Vice President of Lockheed Martin IMS from 1995 through 1996. Prior to joining Lockheed Martin IMS, Mr. Principi was Chief Counsel and Staff Director of the U.S. Senate Armed Services Committee from 1993 through 1994, and was Chief Counsel and Staff Director of the U.S. Senate Committee on Veterans’ Affairs from 1984 through 1988. Mr. Principi serves as Director and Member of the Corporate Governance and Compensation and Evaluation Committees of Mutual of Omaha. Mr. Principi served as Executive Chairman of QTC Management, and was a Director of Perot Systems Corporation. Mr. Principi received a Bachelor of Science from the U.S. Naval Academy and a Juris Doctor from Seton Hall University School of Law.

Charles S. Ream	70	Mr. Ream has served as a Director on our Board and as chair of the Audit Committee and member of the Compensation Committee since 2012. Mr. Ream was Executive Vice President and Chief Financial Officer of Anteon International Corporation until his retirement in 2006. Prior to joining Anteon International Corporation in 2003, Mr. Ream was Senior Vice President and Chief Financial Officer of Newport News Shipbuilding, Inc. from 2000 through 2001. Prior to joining Newport News Shipbuilding, Mr. Ream served as Senior Vice President of Finance of Raytheon Systems Company from 1998 through 2000, and served as Chief Financial Officer of Hughes Aircraft Company from 1994 through 1997. Prior to joining Hughes Aircraft Company, Mr. Ream was a Partner at Deloitte & Touche LLP. Mr. Ream serves as Audit Committee Chairman and Member of the Compensation Committee of Aeroflex Holdings Corp. Mr. Ream also serves as a

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
		Director of SI Organization, a portfolio company of Veritas Capital, and is a Director of Allied Defense Group, Inc. Mr. Ream served as a Director of Vangent, Inc., Stanley, Inc., DynCorp International, Inc. and Stewart & Stevenson Services, Inc. Mr. Ream received a Bachelor of Science in Accounting from the University of Arizona and a Master of Accounting from the University of Arizona. Mr. Ream is a Certified Public Accountant (inactive).

David A. Savner	69	Mr. Savner has served as a Director on our Board and as chair of the Nominating/Corporate Governance Committee since 2012. Mr. Savner is a Partner with the law firm of Jenner & Block LLP, and a member of its Corporate Practice. Prior to rejoining Jenner & Block, Mr. Savner was Senior Vice President, General Counsel, and Secretary of General Dynamics, an aerospace and defense company, from 1999 to 2009. Prior to joining General Dynamics, Mr. Savner was a Partner of Jenner & Block, and Chair of its Corporate Practice. Mr. Savner received a Bachelor of Arts from Northwestern University and a Juris Doctor from Northwestern University School of Law.

William C. Tobin	75	Mr. Tobin has served as a Director on our Board and as chair of the Compensation Committee and member of the Audit Committee since 2012. Mr. Tobin founded the Tobin Group in 2003 and continues as its Managing Partner. Mr. Tobin is also a Consultant to The Marymont Group, an executive search firm. Previously, Mr. Tobin was Managing Director and Chairman of the Defense & Aerospace practice of Korn/Ferry International from 1986 through 2003. From 1981 through 1985, Mr. Tobin was Founding Partner of The Tobin Group, a management consulting group. Prior to founding The Tobin Group, Mr. Tobin served as an officer in the U.S. Army for 20 years. Mr. Tobin is a former Director of DynCorp International, Inc., Integrated Defense Technology, Vertex Aerospace and WorldStore International, and an Advisory Board Member of Veritas Capital. Mr. Tobin received a Bachelor of Science in Engineering from the U.S. Military Academy, West Point, a Master of Arts in International Relations from the Elliot School of International Affairs at George Washington University and a Masters of Business Administration from Long Island University.

Executive Officers:

Michael J. Alber	56	Mr. Alber joined Engility in May 2012, and serves as our Senior Vice President and Chief Financial Officer. Prior to joining Engility, Mr. Alber served as Chief Financial Officer and Treasurer at Alion Science and Technology Corporation, a provider of engineering, information technology and operational solutions, from 2007 to 2012, and previously, acting Chief Financial Officer. Prior to joining Alion in 2007, Mr. Alber was with Science Applications International Corporation, a provider of scientific, engineering, systems integration and technical services and solutions, for 17 years, where he served in positions of increasing responsibility, and most recently, as Senior Vice President and Group Controller. Earlier in Mr. Alber’s career, he held senior finance and contract-related positions with Network Solutions Inc., GeoTrans Inc. and System Development Corporation. Mr. Alber received his Bachelor of Science degree from George Mason University in Business Administration and recently completed an Advance Management Program (AMP) at Georgetown University’s McDonough School of Business.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Bantz J. Craddock	64	General Bantz J. Craddock (USA, Ret.) serves as Engility’s Strategic Global Advisor. From December 2012 to August 2013, GEN Craddock served as our Senior Vice President, Strategic Relations. Previously, GEN Craddock served as the President of our Mission Support Services division from July 2012 to December 2012, and President of the MPRI division of L-3 Services Group from January 2010 to July 2012. Prior to joining L-3, he served as the Supreme Allied Commander, Europe and the Commanding General of United States European Command, executive leadership assignments that were the culmination of a 38 year career of military service to the nation. GEN Craddock is a graduate of West Virginia University, holds a Masters of Military Arts and Sciences from the U.S. Army Command and General Staff College. He is the recipient of many U.S. military and international awards and decorations and is a member of the Council on Foreign Relations and serves on the Board of Directors of the Atlantic Council.

Thomas O. Miiller	57	Mr. Miiller serves as our Senior Vice President, General Counsel and Corporate Secretary since 2012. Mr. Miiller previously served as Senior Vice President and General Counsel of L-3 Services Group since December 2004. He had previously served in various legal positions within L-3 and its predecessor companies from 1987 through 2000. In the years prior to rejoining L-3, Mr. Miiller was Vice President, General Counsel and Secretary of Allied Aerospace, Inc., a privately held defense aerospace company. Before joining L-3 in 1987, Mr. Miiller was an attorney in the Dykema Gossett law firm in Washington D.C. Mr. Miiller has a Bachelor’s degree in Political Science from the University of Utah and a Juris Doctor’s degree from the National Law Center, George Washington University.

Craig R. Reed	54	Dr. Reed joined Engility in April 2012, and serves as our Senior Vice President, Strategy and Corporate Development. Previously, Dr. Reed was the Founder and Managing Member of Growth Strategy Leaders LLC, a consulting firm, from June 2011 to April 2012, Senior Vice President for Strategy and Corporate Development for DynCorp International from December 2008 to February 2011, and Vice President of Strategic Planning & Business Development for the Mission Systems Intelligence Systems Division of Northrop Grumman, a global security company, from June 2005 to December 2008. Earlier in his career, Dr. Reed was a managing director for CSP Associates Inc., served as a senior political appointee at the US Department of Energy, and spent 17 years in increasingly responsible strategy, business development and government relations positions with Lockheed Martin and its predecessor companies. Dr. Reed has a Bachelor’s degree in Political Science and Psychology from the State University of New York at Albany, a Master of International Affairs in International Security Studies and International Business from Columbia University, and Ph.D. in Public Policy from George Washington University.

Randall J. Redlinger	56	Mr. Redlinger serves as Engility’s Vice President of Business Operations and Corporate Ethics Officer since 2012. Mr. Redlinger previously served as Vice President of Security since joining L-3 Services Group in June 2007, and was further appointed Group Ethics Officer in April 2011. Prior to joining L-3 Services Group, Mr. Redlinger had a distinguished 32 year career with the United States Air Force, and mostly recently served as Deputy Executive Director of the

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History

		Air Force Office of Special Investigations. Mr. Redlinger holds a Bachelors of Science degree in education (BSE) from Southern Illinois University, and is the recipient of numerous U.S. military and federal civil service awards and decorations, including the Bronze Star Medal for service in Iraq.

Michael D. Dallara	39	Mr. Dallara serves as Engility’s Vice President, Administration since 2012. Mr. Dallara previously served as Director, Corporate Development, STRATIS division, of L-3 Services Group, and in various operations and financial management roles within L-3 Services Group’s Intelligence Solutions Division since 2006. Prior to joining L-3 Services Group, Mr. Dallara spent ten years with Harris Corporation, holding staff and management positions in finance and business operations. Mr. Dallara received a master’s degree in national resource strategy from the National Defense University in Washington, D.C. and a Bachelor’s degree in Business Administration from the University of Florida.

Thomas J. Murray	64	Mr. Murray joined Engility in June 2012, and serves as our Vice President, Human Resources. Previously, Mr. Murray served as Vice President of Human Resources for the Intelligence & Security sector of BAE Systems, a global defense, aerospace and security company, beginning in 2010, and held other Human Resources leadership positions with the same organization since 2000. These positions included Vice President roles in the Information Solutions business area from 2009 to 2010, Vice President of the Customer Solutions Operating Group from 2006 to 2009 and Director of the Communications, Navigation, Information and Reconnaissance business area from 2000 to 2006. Prior to joining BAE Systems, Mr. Murray spent four years with Lockheed Martin, six years with Loral Corporation and eleven years with Amstar Corporation. Mr. Murray holds a Bachelor’s degree from Providence College and Master of Business Administration degree from the University of Pennsylvania.

DIRECTORS AND EXECUTIVE OFFICERS OF ENGILITY CORPORATION

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Engility Corporation (“Engility”) are set forth below. The business address and phone numbers of each director and executive officer is in care of Engility Corporation, 3750 Centerview Drive, Chantilly, VA 20151 and (703) 708-1400, respectively.

None of the directors and executive officers of Engility listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Directors and Executive Officers:

Thomas O. Miiller	57	(See above)

Michael J. Alber	56	(See above)

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Executive Officers:

Anthony Smeraglinolo	61	(See above)

Bantz J. Craddock	64	(See above)

Craig R. Reed	54	(See above)

Randall J. Redlinger	56	(See above)

Michael D. Dallara	39	(See above)

Thomas J. Murray	64	(See above)

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Engility Solutions, Inc. (“Purchaser”) are set forth below. The business address and phone numbers of each director and executive officer is in care of Engility Corporation, 3750 Centerview Drive, Chantilly, VA 20151 and (703) 708-1400, respectively.

None of the directors and executive officers of Purchaser listed below has, during the past five years (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and executive officers listed below are citizens of the United States.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Directors and Executive Officers:

Thomas O. Miiller	57	(See above)

Michael J. Alber	56	(See above)

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call MacKenzie Partners, Inc., the Information Agent, at its address and telephone number set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com